Registration No.
                                                       Registration No. 811-1705

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [ X ]

          Pre-Effective Amendment No. ____                                 [   ]

          Post-Effective Amendment No. ___                                 [   ]

                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ X ]

          Amendment No. 72

                        (Check appropriate box or boxes)
                        --------------------------------

                               SEPARATE ACCOUNT A
                                       of
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)
                           --------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234
                           --------------------------


                                MARY JOAN HOENE
                           VICE PRESIDENT AND COUNSEL

            The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                  (Names and Addresses of Agents for Service)
                           --------------------------

                  Please send copies of all communications to:
                               PETER E. PANARITES
                        Freedman, Levy, Kroll & Simonds
                    1050 Connecticut Avenue, N.W., Suite 825
                             Washington, D.C. 20036
                           --------------------------

          Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the Registration Statement.

          It is proposed that this filing will become effective (check appropriate box):

[   ]     Immediately upon filing pursuant to paragraph (b) of Rule 485.

[   ]     On (date) pursuant to paragraph (b) of Rule 485.

[   ]     60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[   ]     On (date) pursuant to paragraph (a)(1) of Rule 485.

[   ]     75 days after filing pursuant to paragraph (a)(2) of Rule 485.

[   ]     On (date) pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

[   ]     This post-effective amendment designates a new effective date for previously flied post-effective amendment.

                          ---------------------------

          Title of Securities Being Registered:

               Units of interest in Separate Account under variable annuity contracts.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commissioner, acting pursuant to said Section 8(a) may determine.

EQUI-VEST(Reg. TM) Express(SM)
A combination variable and fixed deferred annuity contract


PROSPECTUS DATED     , 1999


Please read and keep this prospectus for future reference. It contains important information that you should know before purchasing, or taking any other action under your contract. Also, at the end of this prospectus you will find attached the prospectuses for The Hudson River Trust and EQ Advisors Trust which contain important information about their Portfolios.

--------------------------------------------------------------------------------

WHAT IS EQUI-VEST EXPRESS?

EQUI-VEST Express is a deferred annuity contract issued by The Equitable Life Assurance Society of the United States. It provides for the accumulation of retirement savings and for income. The contract also offers death benefit protection and a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options or in our fixed maturity options ("investment options"). This contract may not currently be available in all states.

  Variable Investment Options
-----------------------------------------------------------------------
  FIXED INCOME OPTIONS:
-----------------------------------------------------------------------
  Domestic fixed income             Aggressive Fixed Income
-----------------------------------------------------------------------
  o Alliance Money Market           o Alliance High Yield
  o Alliance Intermediate
    Government Securities
  o Alliance Quality Bond
----------------------------------------------------------------------
  EQUITY OPTIONS:
----------------------------------------------------------------------
  Domestic Equity
----------------------------------------------------------------------
  o T. Rowe Price Equity Income     o Alliance Equity Index
  o EQ/Putnam Growth &              o Merrill Lynch Basic Value
    Income Value                      Equity
  o Alliance Growth & Income        o Alliance Common Stock
  o EQ/Alliance Premier Growth      o MFS Research
  o Capital Guardian Research       o MFS Growth with Income
  o Capital Guardian U.S.
    Equity
----------------------------------------------------------------------
  International Equity
----------------------------------------------------------------------
  o Alliance Global                 o Morgan Stanley Emerging
  o Alliance International            Markets Equity
  o T. Rowe Price International
    Stock
----------------------------------------------------------------------
  Aggressive Equity
----------------------------------------------------------------------
  o Alliance Aggressive Stock       o Alliance Small Cap Growth
  o EQ/Evergreen                    o MFS Emerging Growth
  o Warburg Pincus Small              Companies
    Company Value

----------------------------------------------------------------------
  ASSET ALLOCATION OPTIONS:
----------------------------------------------------------------------
  o Alliance Conservative           o EQ/Evergreen Foundation
    Investors                       o Alliance Growth Investors
  o EQ/Putnam Balanced              o Merrill Lynch World Strategy
  o Alliance Balanced

You may allocate amounts to any of the variable investment options. They, in turn, invest in a corresponding securities portfolio ("Portfolio") of The Hudson River Trust or EQ Advisors Trust. Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. Each variable investment option is a subaccount of our Separate Account A.

FIXED MATURITY OPTIONS. You may allocate amounts to one or more fixed maturity options. These amounts will receive a fixed rate of interest for a specified period. Interest is earned at a guaranteed rate we set. We make a market value adjustment (up or down) if you make transfers or withdrawals from a fixed maturity option before its maturity date.


TYPES OF CONTRACTS. We offer the contracts for use as:

o A nonqualified annuity ("NQ") for after-tax contributions only

o An individual retirement annuity ("IRA"), either Traditional IRA or Roth IRA

o A Traditional IRA as a conduit to hold rollover distributions ("QP IRA") from a qualified plan or a Tax Sheltered Annuity ("TSA")


A contribution of at least $50 is required to purchase a contract.

Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated _____, 1999, is a part of one of the registration statements. The SAI is available free of charge. You may request one by writing to our Processing Office or calling 1 (800) 628-6673. The SAI has been incorporated by reference into this prospectus. This prospectus and the SAI can also be obtained from the SEC's website at http://www.sec.gov. The table of contents for the SAI appears at the back of this prospectus.



THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

--------------------------------------------------------------------------------
2  Contents of This Prospectus
--------------------------------------------------------------------------------


Contents of this prospectus


--------------------------------------------------------------------------------


EQUI-VEST(Reg. TM)EXPRESS(SM)

---------------------------------------------------------------
Index of key words and phrases                                4
Who is Equitable Life?                                        5
How to reach us                                               6
EQUI-VEST Express at a glance -- key features                 9


---------------------------------------------------------------
FEE TABLE                                                    11
---------------------------------------------------------------
Examples                                                     14


---------------------------------------------------------------
1
CONTRACT FEATURES AND BENEFITS                               16
---------------------------------------------------------------
How you can purchase and contribute to your contract         16
Owner and annuitant requirements                             18
How you can make your contributions                          18
What are your investment options under the contract?         18
Allocating your contributions                                22
Your right to cancel within a certain number of days         22


---------------------------------------------------------------
2
DETERMINING YOUR CONTRACT'S VALUE                            23
---------------------------------------------------------------
Your account value                                           23
Your contract's value in the variable investment options     23
Your contract's value in the fixed maturity options          23



--------------------------------------------------------------------------------
"We," "our" and "us" refer to Equitable Life. When we address the reader of this prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the prospectus is discussing at that point. This is usually the contract owner. When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

--------------------------------------------------------------------------------
                                                  Contents of This Prospectus  3
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3
TRANSFERRING YOUR MONEY AMONG
   INVESTMENT OPTIONS                                     24
------------------------------------------------------------
Transferring your account value                           24
Automatic transfer option investment simplifier           24
Rebalancing your account value                            24


------------------------------------------------------------
4
ACCESSING YOUR MONEY                                      26
------------------------------------------------------------
Withdrawing your account value                            26
Surrender of your contract to receive its cash value      27
When we may terminate your contract                       27
When to expect payments                                   27
Choosing your annuity payout options                      28


------------------------------------------------------------
5
CHARGES AND EXPENSES                                      30
------------------------------------------------------------
Charges that Equitable Life deducts                       30
Charges that the trusts deduct                            32
Group or sponsored arrangements                           32
Other distribution arrangements                           33


------------------------------------------------------------
6
PAYMENT OF DEATH BENEFIT                                  34
------------------------------------------------------------
Your beneficiary and payment of benefit                   34
How death benefit payment is made                         34
Beneficiary continuation option under Traditional
   IRA and QP IRA contracts                               35


------------------------------------------------------------
7
TAX INFORMATION                                           36
------------------------------------------------------------
Overview                                                  36
Transfers among investment options                        36
Taxation of nonqualified annuities                        36
Special rules for NQ contracts issued in Puerto Rico      37
Individual retirement arrangements ("IRAs")               38
Federal and state income tax withholding and
   information reporting                                  48
Impact of taxes to Equitable Life                         49


------------------------------------------------------------
8
MORE INFORMATION                                          50
------------------------------------------------------------
About our Separate Account A                              50
About The Hudson River Trust and EQ Advisors Trust        50
About our fixed maturity options                          51
About the general account                                 53
About other methods of payment                            53
Dates and prices at which contract events occur           53
About your voting rights                                  54
About our year 2000 progress                              55
About legal proceedings                                   55
About our independent accountants                         55
Transfers of ownership, collateral assignments, loans,
   and borrowing                                          56
Distribution of the contracts                             56


------------------------------------------------------------
9
INVESTMENT PERFORMANCE                                    57
------------------------------------------------------------
Benchmarks                                                57
Communicating performance data                            66


------------------------------------------------------------
10
INCORPORATION OF CERTAIN DOCUMENTS BY
   REFERENCE                                              68
------------------------------------------------------------


------------------------------------------------------------
APPENDIX
------------------------------------------------------------
Market value adjustment example                          A-1


------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
   TABLE OF CONTENTS
-------------------------------------------------------

--------------------------------------------------------------------------------
4  Index of key words and phrases
--------------------------------------------------------------------------------


Index of key words and
phrases


--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.





                                          Page                                                 Page
  account value                             23         IRA                                     cover
  annuitant                                 16         IRS                                       36
  annuity payout option                     28         investment options                        18
  beneficiary                               34         market adjusted amount                    21
  business day                              53         market value adjustment                   21
  cash value                                23         maturity value                            21
  conduit IRA                               42         NQ                                      cover
  contract date                             10         Portfolio                               cover
  contract date anniversary                 10         Processing Office                          6
  contract year                             10         QP IRAs                                 cover
  contributions                             16         rate to maturity                          21
  Contributions to Roth IRAs                           recharacterized                           41
    Regular contribution                    45         regular contribution                      39
    Rollover contributions                  45         Required Beginning Date                   42
    Conversion contributions                46         Roth IRA                                cover
    Direct custodian-to-custodian                      SAI                                     cover
       transfers                            46         SEC                                     cover
  Contributions to Traditional IRAs                    Substitution                              50
    Regular contributions                   39         TOPS                                       6
    Rollover contributions                  41         Traditional IRA                         cover
    Direct custodian-to-custodian                      TSA                                     cover
       transfers                            41         unit                                      23
  fixed maturity amount                     21         unit investment trust                     50
  fixed maturity options                    21         variable investment options               18


To make this prospectus easier to read, we sometimes use different words than in the contract. This is illustrated below. Although we do use different words, they have the same meaning in this prospectus as in the contract or supplemental materials. Your Equitable associate can provide further explanation about your contract.



-----------------------------------------------------------------------------
Prospectus                      Contract or Supplemental Materials
-----------------------------------------------------------------------------
fixed maturity options          Guarantee Periods or Fixed Maturity Accounts
variable investment options     Investment Funds or Investment Divisions
account value                   Annuity Account Value
rate to maturity                Guaranteed Rates
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                       Who is Equitable Life?  5
--------------------------------------------------------------------------------


Who is Equitable Life?


--------------------------------------------------------------------------------


We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is a wholly owned subsidiary of The Equitable Companies Incorporated ("Equitable Companies"), whose majority shareholder is AXA, a French holding company for an international group of insurance and related financial services companies. As a majority shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the contracts. During 1999, Equitable Companies plans to change its name to AXA Financial, Inc.

Equitable Companies and its consolidated subsidiaries managed approximately $347.5 billion in assets as of December 31, 1998. For over 100 years we have been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

--------------------------------------------------------------------------------
6  Who is Equitable Life?
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

HOW TO REACH US

You may communicate with our Processing Office as listed below for any of the following purposes:


---------------------------------------------
FOR NQ AND IRA OWNERS WHO SEND
CONTRIBUTIONS INDIVIDUALLY BY REGULAR MAIL:
---------------------------------------------
Equitable Life
EQUI-VEST Express
Individual Collections
P.O. Box 13459
Newark, NJ 07188-0459

---------------------------------------------
FOR NQ AND IRA OWNERS WHO SEND
CONTRIBUTIONS INDIVIDUALLY BY EXPRESS
DELIVERY:
---------------------------------------------
Equitable Life
c/o First Chicago National Processing Center
300 Harmon Meadow Boulevard, 3rd Floor
Secaucus, NJ 07094
Attn: Box 13459

---------------------------------------------
FOR ALL OTHER COMMUNICATIONS (E.G.,
REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY REGULAR MAIL:
---------------------------------------------
Equitable Life
EQUI-VEST Express
P.O. Box 2996
New York, NY 10116-2996

---------------------------------------------
FOR ALL OTHER COMMUNICATIONS (E.G.,
REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
---------------------------------------------
Equitable Life
EQUI-VEST Express
200 Plaza Drive, 2nd Floor
Secaucus, NJ 07094

---------------------------------------------
FOR NQ AND IRA CONTRIBUTIONS REMITTED BY
EMPLOYERS AND SENT BY REGULAR MAIL:
---------------------------------------------
Equitable Life
EQUI-VEST Express
Unit Collections
P.O. Box 13463
Newark, New Jersey 07188-0463

---------------------------------------------
FOR NQ AND IRA CONTRIBUTIONS REMITTED BY
EMPLOYERS AND SENT BY EXPRESS DELIVERY:
---------------------------------------------
Equitable Life
c/o First Chicago National Processing Center
300 Harmon Meadow Boulevard, 3rd Floor
Secaucus, NJ 07094
Attn: Box 13463

---------------------------------------------
REPORTS WE PROVIDE:
---------------------------------------------
o  written confirmation of financial transactions;

o annual statement of your contract values as of the close of the calendar year;

o statement of your contract values as of the last day of the contract year.

We reserve the right to change the frequency of these reports.

---------------------------------------------
TELEPHONE OPERATED PROGRAM SUPPORT
("TOPS") SYSTEM:
---------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. You can obtain information on:

o  your current account value;

o  your current allocation percentages; and

o  the number of units you have in the variable investment options.

--------------------------------------------------------------------------------
                                                       Who is Equitable Life?  7
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

You can also:

o change your allocation percentages and/or transfer among the variable investment options;

o    elect the automatic transfer option investment simplifier; and

o    change your personal identification number ("PIN").


TOPS is normally available seven days a week, 24 hours a day, by calling toll-free 1 (800) 755-7777. Of course, for reasons beyond our control, the service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone are genuine. For example, we will require certain personal identification information before we will act on telephone instructions and we will provide written confirmation of your transfers. We will not be liable for following telephone instructions we reasonably believe to be genuine.

--------------------------------------------------------------------------------
BY INTERNET:
--------------------------------------------------------------------------------
You can also access information about your contract on the Internet. Please visit our website at http://www.equitable.com, and click on EQAccess.

--------------------------------------------------------------------------------
CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------
You may also use our toll-free number 1 (800) 628-6673 to speak with one of our customer service representatives. Our customer service representatives are available on each business day Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Fridays until 5:00 p.m. Eastern Time.

--------------------------------------------------------------------------------
TOLL-FREE TELEPHONE SERVICE:
--------------------------------------------------------------------------------
You may reach us toll-free by calling 1 (800) 841-0801 for a recording of daily unit values for the variable investment options.

You should send all contributions, notices, and requests to our Processing Office at an address above.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)  conversion of your Traditional IRA to a Roth IRA

(2) cancellation of your Roth IRA contract and return to a Traditional IRA contract;

(3)  election of the automatic investment program;

(4)  election of the automatic transfer option investment simplifier;

(5)  election of the rebalancing program;

(6)  election of required minimum distribution option;

(7)  beneficiary continuation option election;

(8)  tax withholding election; and

(9) request for a transfer/rollover of assets or 1035 exchange to another carrier.


WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF
REQUESTS:

(1)  address changes;

(2)  beneficiary changes;

(3)  transfers among investment options;

(4)  withdrawal requests;

(5)  contract surrender.


TO CHANGE OR CANCEL ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)  automatic investment program;

(2)  automatic transfer option investment simplifier; and

(3)  rebalancing program.

--------------------------------------------------------------------------------
8  Who is Equitable Life?
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner.

--------------------------------------------------------------------------------
                                EQUI-VEST Express at a glance -- key features  9
--------------------------------------------------------------------------------


EQUI-VEST Express at a
glance -- key features


--------------------------------------------------------------------------------
Professional           EQUI-VEST Express variable investment options invest in
investment             30 different Portfolios managed by professional
management             investment advisers.
--------------------------------------------------------------------------------
Fixed maturity         o 10 fixed maturity options with maturities ranging from
options                  approximately 1 to 10 years.

                       o Each fixed maturity option offers a guarantee of
                         principal and interest rate if you hold it to maturity.

                       o Principal guarantees.

                         -- If you make withdrawals or transfers from a fixed
                            maturity option before maturity, there will be a market value adjustment due to differences in interest rates. This may increase or decrease any value that you have left in that fixed maturity option. If you surrender your contract, a market value adjustment may also apply.
--------------------------------------------------------------------------------
Tax                    o ON EARNINGS INSIDE THE  No tax on any dividends,
advantages               CONTRACT                interest or capital gains until
                                                 you make withdrawals from your
                                                 contract or receive annuity
                                                 payments.
                       ---------------------------------------------------------
                       o ON TRANSFERS INSIDE     No tax on transfers among
                         THE CONTRACT            investment options.
                       ---------------------------------------------------------
                       If you are buying a contract to fund a retirement plan
                       that already provides tax deferral under the Internal
                       Revenue Code (any type of IRA) you should do so for the
                       contract's features and benefits other than tax deferral.
                       In such situations, the tax deferral of the contract does
                       not provide additional benefits.
--------------------------------------------------------------------------------
Minimum contribution   $50 ($20 under our automatic investment program) Maximum
amounts                contribution limits may apply.
--------------------------------------------------------------------------------
Access to your money   o Lump sum withdrawals

                       o Withdrawals on a periodic basis

                       o Contract surrender

                       You may be subject to a withdrawal charge for certain
                       withdrawals. You may also incur income tax and a penalty
                       tax.
--------------------------------------------------------------------------------
Payout alternatives    o Annuity payout options
--------------------------------------------------------------------------------
Additional features    o Automatic transfer option investment simplifier

                       o Automatic investment program

                       o Account value rebalancing (quarterly, semiannually, and
                         annually)

                       o No charge on transfers among investment options
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10  EQUI-VEST Express at a glance -- key features
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Fees and charges       o Daily charge on amounts invested in variable investment
                         options for mortality and expense risks and other expenses at an annual rate of 0.95%.
                       o If your account value at the end of the contract year
                         is less than $25,000 for NQ and QP IRA contracts (or less than $20,000 for Traditional IRA and Roth IRA contracts), we deduct an annual administrative charge equal to $30 or during the first two contract years 2% of your account value, if less. If your account value is $25,000 or more for NQ and QP IRA contracts (or $20,000 or more for Traditional IRA and Roth IRA contracts), we will not deduct the charge.
                       o Third-party transfer or exchange -- $25 currently ($65
                         maximum) per occurrence.
                       o No sales charge deducted when you make contributions.
                       o During the first seven contract years following a
                         contribution, a charge will be deducted from amounts that you withdraw that exceed 10% of your account value. We use the account value on the date of the withdrawal to calculate the 10% amount available. The charge begins at 7% in the first contract year following a contribution. It declines each year to 1% in the seventh contract year. There is no withdrawal charge in the eighth and later contract years following a contribution.
                       ---------------------------------------------------------
                         The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year." The end of each 12-month period is your "contract date anniversary." The "contract date" is the effective date of a contract. This usually is the business day we receive your initial contribution. Your contract date will be shown in your contract.
                       ---------------------------------------------------------
                       o We deduct a charge for taxes such as premium taxes that
                         may be imposed in your state. The charge is generally deducted from the amount applied to an annuity payout option.
                       o We generally deduct a $350 annuity administrative fee
                         from amounts applied to purchase certain life annuity payout options.
                       o Annual expenses of The Hudson River Trust and EQ
                         Advisors Trust Portfolios are calculated as a percentage of the average daily net assets invested in each Portfolio. These expenses include management and advisory fees ranging from 0.31% to 1.15% annually, 12b-1 fees of 0.25% annually and other expenses.
--------------------------------------------------------------------------------

Annuitant   NQ                  0-79
issue ages  QP IRA              0-79
            Traditional IRA     0-70   (We will issue up to age 79 if it is a
                                        rollover contribution.)
            Roth IRA            0-79
--------------------------------------------------------------------------------
THE ABOVE IS NOT A COMPLETE DESCRIPTION OF ALL MATERIAL PROVISIONS OF THE CONTRACT. IN SOME CASES RESTRICTIONS OR EXCEPTIONS APPLY. MAXIMUM EXPENSE LIMITATIONS APPLY TO CERTAIN VARIABLE INVESTMENT OPTIONS, AND RIGHTS ARE RESERVED TO CHANGE OR WAIVE CERTAIN CHARGES WITHIN SPECIFIED LIMITS. ALSO, ALL FEATURES OF THE CONTRACT ARE NOT NECESSARILY AVAILABLE IN YOUR STATE OR AT CERTAIN AGES.

For more detailed information we urge you to read the contents of this prospectus, as well as your contract. Please feel free to speak with your Equitable associate, or call us, if you have any questions.

--------------------------------------------------------------------------------
                                                                   Fee table  11
--------------------------------------------------------------------------------


Fee table


--------------------------------------------------------------------------------

The fee table below will help you understand the various charges and expenses that apply to your contract. The table reflects charges you will directly incur under the contract, as well as charges and expenses of the Portfolios that you will bear indirectly. Charges for taxes, such as premium taxes, may also apply. Also, an administrative fee may apply when your annuity payments are to begin. Each of the charges and expenses is more fully described under "Charges and expenses" later in this prospectus. For a complete description of Portfolio charges and expenses, please see the attached prospectuses for The Hudson River Trust and EQ Advisors Trust.

The fixed maturity options are not covered by the fee table and examples. The only charges shown in the table that apply to the fixed maturity options are the annual administrative charge, the withdrawal charge, and the third-party transfer or exchange fee. Also, an administrative fee may apply when your annuity payments are to begin. A market value adjustment (up or down) may apply as a result of a withdrawal, transfer or surrender of amounts from a fixed maturity option.




Charges we deduct from your variable investment options (Separate Account A)
expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------
Mortality and expense risk(1)                                                                         0.70%
Other expenses                                                                                        0.25%
                                                                                                      ----
Total Separate Account A annual expenses                                                              0.95%
------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value on each contract date anniversary
------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge(2)
  If your account value on a contract date anniversary is less than $25,000 for NQ and QP IRA contracts (or less than $20,000 for Traditional IRA and Roth IRA
      contracts)                                                                                       $30
  If your account value on a contract date anniversary is $25,000 or more for NQ and QP IRA contracts (or $20,000 or more for Traditional IRA and Roth IRA
      contracts)                                                                                       $ 0
------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain transactions
------------------------------------------------------------------------------------------------------------
Withdrawal charge as a percentage of contributions (deducted if you                  Contract
surrender your contract or make certain withdrawals. The withdrawal charge            year
percentage we use is determined by the contract year in which you make the              1             7.00%
withdrawal or surrender your contract. For each contribution, we consider the           2             6.00
contract year in which we receive that contribution to be "contract year 1")(3)         3             5.00
                                                                                        4             4.00
                                                                                        5             3.00
                                                                                        6             2.00
                                                                                        7             1.00
                                                                                        8+            0.00
Third-party transfer or exchange fee(4)                                                 $25 for each occurrence
------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12  Fee table
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


THE HUDSON RIVER TRUST ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS IN EACH PORTFOLIO)

-----------------------------------------------------------------------------------------------------------------------
                                                                                                         Total
                                                                                                         Annual
                                                    Investment                                          Expenses
                                                   Management &                          Other       (After Expense
                                                  Advisory Fees       12b-1 Fee(5)     Expenses     Limitation)(6)(7)
-----------------------------------------------------------------------------------------------------------------------
 Alliance Aggressive Stock                            0.54%             0.25%             0.03%           0.82%
 Alliance Balanced                                    0.41%             0.25%             0.04%           0.70%
 Alliance Common Stock                                0.36%             0.25%             0.03%           0.64%
 Alliance Conservative Investors                      0.48%             0.25%             0.05%           0.78%
 Alliance Equity Index                                0.31%             0.25%             0.03%           0.59%
 Alliance Global                                      0.64%             0.25%             0.07%           0.96%
 Alliance Growth & Income                             0.55%             0.25%             0.03%           0.83%
 Alliance Growth Investors                            0.51%             0.25%             0.04%           0.80%
 Alliance High Yield                                  0.60%             0.25%             0.03%           0.88%
 Alliance Intermediate Government Securities          0.50%             0.25%             0.05%           0.80%
 Alliance International                               0.90%             0.25%             0.16%           1.31%
 Alliance Money Market                                0.35%             0.25%             0.02%           0.62%
 Alliance Quality Bond                                0.53%             0.25%             0.03%           0.81%
 Alliance Small Cap Growth                            0.90%             0.24%             0.06%           1.20%
-----------------------------------------------------------------------------------------------------------------------

EQ ADVISORS TRUST ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS IN EACH PORTFOLIO)

-----------------------------------------------------------------------------------------------------------------------
                                                                                                         Total
                                                                                      Other             Annual
                                               Investment                           Expenses           Expenses
                                               Management &                      (After Expense     (After Expense
                                              Advisory Fees     12b-1 Fee(5)     Limitation)(7)     Limitation)(7)
-----------------------------------------------------------------------------------------------------------------------
  EQ/Alliance Premier Growth                    0.90%             0.25%               0.00%              1.15%
  Capital Guardian Research                     0.65%             0.25%               0.05%              0.95%
  Capital Guardian U.S. Equity                  0.65%             0.25%               0.05%              0.95%
  EQ/Evergreen                                  0.75%             0.25%               0.05%              1.05%
  EQ/Evergreen Foundation                       0.63%             0.25%               0.07%              0.95%
  MFS Emerging Growth Companies                 0.55%             0.25%               0.05%              0.85%
  MFS Growth with Income                        0.55%             0.25%               0.05%              0.85%
  MFS Research                                  0.55%             0.25%               0.05%              0.85%
  Merrill Lynch Basic Value Equity              0.55%             0.25%               0.05%              0.85%
  Merrill Lynch World Strategy                  0.70%             0.25%               0.25%              1.20%
  Morgan Stanley Emerging Markets Equity        1.15%             0.25%               0.35%              1.75%
  EQ/Putnam Balanced                            0.55%             0.25%               0.10%              0.90%
  EQ/Putnam Growth & Income Value               0.55%             0.25%               0.05%              0.85%
  T. Rowe Price Equity Income                   0.55%             0.25%               0.05%              0.85%
  T. Rowe Price International Stock             0.75%             0.25%               0.20%              1.20%
  Warburg Pincus Small Company Value            0.65%             0.25%               0.10%              1.00%
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                    Fee table 13
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Notes:

(1)  A portion of this charge is for providing the death benefit.

(2) During the first two contract years this charge is equal to the lesser of $30 or 2% of your account value if it applies. Thereafter, the charge is $30 for each contract year. We reserve the right to increase this charge to an annual maximum of $65.

(3) Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge.

(4) We reserve the right to increase this charge to a maximum of $65 for each occurrence.

(5) The Class IB shares of The Hudson River Trust and EQ Advisors Trust are subject to fees imposed under distribution plans (the "Rule 12b-1 Plans") adopted by The Hudson River Trust and EQ Advisors Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. The 12b-1 fee will not be increased for the life of the contracts. The Rule 12b-1 Plan for the Alliance Small Cap Growth Portfolio provides that EQ Financial Consultants, Inc. ("EQF") will receive an annual fee not to exceed the lesser of (a) 0.25% of the average daily net assets of the Portfolio attributable to Class IB shares and (b) an amount that, when added to certain other expenses of the Class IB shares, would result in the ratio of expenses to average daily net assets attributable to Class IB shares equaling 1.20%. Absent the expense limitation, the total annual expenses for 1998 for the Alliance Small Cap Growth Portfolio would have been 1.21%.

(6) The fees and expenses shown for all Portfolios are for the year ended December 31, 1998. The investment management and advisory fee for each Portfolio of The Hudson River Trust may vary from year to year depending upon the average daily net assets of the respective Portfolio. The maximum investment management and advisory fees, however, cannot be increased without a vote of that Portfolio's shareholders. See the prospectus for The Hudson River Trust. The other direct operating expenses will also fluctuate from year to year depending on actual expenses.

     The Alliance Balanced Portfolio and Alliance Quality Bond Portfolio commenced distributions on July 8, 1998.

(7) The investment management and advisory fees for each Portfolio of EQ Advisors Trust cannot be increased without a vote of that Portfolio's shareholders. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. However, EQF, EQ Advisors Trust's manager, has entered into an expense limitation agreement with respect to each Portfolio. Under this agreement EQF has agreed to waive or limit its fees and assume other expenses. Under the expense limitation agreement, total annual operating expenses of each Portfolio (other than interest, taxes, brokerage commissions, capitalized expenditures, extraordinary expenses and 12b-1 fees) are limited for the average daily net assets of each Portfolio as follows: 0.60% for EQ/Putnam Growth & Income Value, MFS Emerging Growth Companies, MFS Growth with Income, MFS Research, Merrill Lynch Basic Value Equity, and T. Rowe Price Equity Income; 0.65% for EQ/Putnam Balanced; 0.70% for Capital Guardian Research, Capital Guardian U.S. Equity, and EQ/Evergreen Foundation; 0.75% for Warburg Pincus Small Company Value; 0.80% for EQ/Evergreen; 0.90% for EQ/Alliance Premier Growth; 0.95% for Merrill Lynch World Strategy and T. Rowe Price International Stock; and 1.50% for Morgan Stanley Emerging Markets Equity.

     Absent the expense limitation, "Other Expenses" for 1998 on an annualized basis for each of the Portfolios would have been as follows: 0.24% for MFS Emerging Growth Companies, EQ/Putnam Growth & Income Value, and T. Rowe Price Equity Income; 0.25% for MFS Research; 0.26% for Merrill Lynch Basic Value Equity; 0.66% for Merrill Lynch World Strategy; 1.23% for Morgan Stanley Emerging Markets Equity, 0.45% for EQ/Putnam Balanced; 0.40% for T. Rowe Price International Stock; and 0.27% for Warburg Pincus Small Company Value. For the following Portfolios, the "Other Expenses" for 1999, absent the expense limitation, are estimated to be as follows: 0.74% for EQ/Alliance Premier Growth; Capital Guardian Research and Capital Guardian U.S. Equity; 0.76% for EQ/Evergreen; 0.86% for EQ/Evergreen Foundation; 0.59% for MFS Growth with Income. Initial seed capital was invested on December 31, 1998 for the EQ/Evergreen, EQ/Evergreen Foundation, and MFS Growth with Income Portfolios.

--------------------------------------------------------------------------------
14  Fee table
--------------------------------------------------------------------------------


     The EQ/Alliance Premier Growth, Capital Guardian U.S. Equity, and Capital Guardian Research Portfolios commenced operations on May 1, 1999.

     Each Portfolio may at a later date make a reimbursement to EQF for any of the management fees waived or limited and other expenses assumed and paid by EQF pursuant to the expense limitation agreement provided, that among other things, such Portfolio has reached sufficient size to permit such reimbursement to be made and provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio.


EXAMPLES

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated. We assume a $1,000 contribution is invested in one of the variable investment options listed, and a 5% annual return is earned on the assets in that option.(1) We calculate the annual administrative charge by using the total actual annual administrative charges for 1998 under other EQUI-VEST contracts that we issue, as a percentage of the total assets held under those EQUI-VEST contracts.

These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.



---------------------------------------------------------------------------------------------------------------------------------
                                              If you surrender your contract at the      If you do not surrender your contract at
                                                 end of each period shown, the             the end of each period shown, the
                                                      expenses would be:                          expenses would be:
                                           --------------------------------------------------------------------------------------
                                                  1 year            3 years                 1 year                 3 years
---------------------------------------------------------------------------------------------------------------------------------
The Hudson River Trust Options
---------------------------------------------------------------------------------------------------------------------------------
Alliance Aggressive Stock                      $                  $                      $                       $
Alliance Balanced                              $                  $                      $                       $
Alliance Common Stock                          $                  $                      $                       $
Alliance Conservative Investors                $                  $                      $                       $
Alliance Equity Index                          $                  $                      $                       $
Alliance Global                                $                  $                      $                       $
Alliance Growth & Income                      (To be inserted by Amendment)             (To be inserted by Amendment)
Alliance Growth Investors                      $                  $                      $                       $
Alliance High Yield                            $                  $                      $                       $
Alliance Intermediate Government Securities    $                  $                      $                       $
Alliance International                         $                  $                      $                       $
Alliance Money Market                          $                  $                      $                       $
Alliance Quality Bond                          $                  $                      $                       $
Alliance Small Cap Growth                      $                  $                      $                       $
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   Fee table  15
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
                                              If you surrender your contract at the      If you do not surrender your contract at
                                                 end of each period shown, the             the end of each period shown, the
                                                      expenses would be:                          expenses would be:
                                           --------------------------------------------------------------------------------------
                                                  1 year               3 years              1 year                 3 years
---------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust Options
---------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                     $                     $                   $                       $
Capital Guardian Research                      $                     $                   $                       $
Capital Guardian U.S. Equity                   $                     $                   $                       $
EQ/Evergreen                                   $                     $                   $                       $
EQ/Evergreen Foundation                        $                     $                   $                       $
MFS Emerging Growth Companies                  $                     $                   $                       $
MFS Growth with Income                         To be inserted by Amendment)             (To be inserted by Amendment)
MFS Research                                   $                     $                   $                       $
Merrill Lynch Basic Value Equity               $                     $                   $                       $
Merrill Lynch World Strategy                   $                     $                   $                       $
Morgan Stanley Emerging Markets Equity         $                     $                   $                       $
EQ/Putnam Balanced                             $                     $                   $                       $
EQ/Putnam Growth & Income Value                $                     $                   $                       $
T. Rowe Price Equity Income                    $                     $                   $                       $
T. Rowe Price International Stock              $                     $                   $                       $
Warburg Pincus Small Company Value             $                     $                   $                       $
---------------------------------------------------------------------------------------------------------------------------------

(1) The amount accumulated from the $1,000 contribution could not be paid in the form of an annuity payout option at the end of any of the periods shown in the examples. This is because if the amount applied to purchase an annuity payout option is less than $2,000, or the initial payment is less than $20, we may pay the amount to you in a single sum instead of as payments under an annuity payout option. See "Accessing your money."


IF YOU ELECT AN ANNUITY PAYOUT OPTION:

Assuming an annuity payout option could be issued, (see Note (1) above), and you elect a life annuity payout option, the expenses shown in the above example for "if you do not surrender your contract" would, in each case, be increased by $4.43 based on the average amount applied to annuity payout options in 1998. See "Annuity administrative fee" under "Charges and expenses."

--------------------------------------------------------------------------------
16  Contract features and benefits
--------------------------------------------------------------------------------


1
Contract features and benefits


--------------------------------------------------------------------------------


HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us we call "contributions."
We require a minimum contribution amount of $50 to purchase a contract. The minimum contribution amount under our automatic investment program is $20. We discuss the automatic investment program under "About other methods of payment" later in this prospectus. The following table summarizes our rules regarding contributions to your contract. All ages in the table refer to the age of the annuitant named in the contract.
------------------------------------------------------------------------------
The "annuitant" is the person who is the measuring life for determining contract benefits. The annuitant is not necessarily the contract owner.
------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Contract           Available for          Source of                              Limitations on
type               annuitant issue ages   contributions                          contributions
-----------------------------------------------------------------------------------------------------------------------
NQ                 0 through 79           o After-tax money.                      Not applicable.
                                          o Paid to us by check or transfer of
                                            contract value in a tax deferred
                                            exchange under Section 1035 of the
                                            Internal Revenue Code.
                                          o Paid to us by an employer who
                                            establishes a payroll deduction
                                            program.

-----------------------------------------------------------------------------------------------------------------------
Traditional IRA    0 through 70           o "Regular" traditional IRA            o For all types of IRAs regular, IRA
                                            contributions either made by           contributions may not exceed
                                            you or paid to us by an                $2,000 for a year.
                                            employer who establishes a           o No regular IRA contributions in
                                            payroll deduction program.             the year you turn age 70 1/2 and
                                          o Rollovers from a qualified plan.       thereafter.
                                          o Rollovers from a TSA.                o Rollover and direct transfer
                                          o Rollovers from another                 contributions after age 70 1/2
                                            traditional individual retirement      must be net of required
                                            arrangement.                           minimum distributions.
                                          o Direct custodian-to-custodian
                                            transfers from other traditional
                                            individual retirement
                                            arrangements.

-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                              Contract features and benefits  17
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
Contract          Available for          Source of                               Limitations on
type              annuitant issue ages   contributions                           contributions
-----------------------------------------------------------------------------------------------------------------------
Roth IRA          0 through 79           o Regular after-tax contributions      o For all types of IRAs, regular IRA
                                           either made by you or paid to us       contributions may not exceed
                                           by an employer who establishes         $2,000 for a year.
                                           a payroll deduction program.         o Contributions are subject to
                                         o Rollovers from another Roth            income limits and other tax
                                           IRA.                                   rules. See "Tax information --
                                         o Conversion rollovers from a            Contributions to Roth IRAs."
                                           traditional IRA.
                                         o Direct transfers from another
                                           Roth IRA.

-----------------------------------------------------------------------------------------------------------------------
QP Traditional   0 through 79            o Rollovers from a qualified plan.     o Rollover contributions after age
IRA                                      o Rollovers from a TSA.                  70 1/2 must be net of required
                                         o The EQUI-VEST QP Traditional           minimum distributions.
                                           IRA contract is intended to be a     o Regular after-tax contributions
                                           conduit IRA. Only rollovers from       are not permitted.
                                           a qualified plan or TSA are
                                           permitted.

-----------------------------------------------------------------------------------------------------------------------

See "Tax information" for a more detailed discussion of sources of contributions and certain contribution limitations. We may refuse to accept any contribution if the sum of all contributions under all EQUI-VEST contracts with the same annuitant would then total more than $1,000,000. We may also refuse to accept any contribution if the sum of all contributions under all Equitable Life annuity accumulation contracts that you own would then total more than $2,500,000.

For information on when contributions are credited see "Dates and prices at which contract events occur" under "More information" later in this prospectus.

--------------------------------------------------------------------------------
18  Contract features and benefits
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different than the owner.

Under any type of the IRA contract, the owner and annuitant must be the same person.


HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as indicated below, contributions must be by check drawn on a U.S. bank in U.S. dollars, and made payable to Equitable Life. We do not accept third-party checks endorsed to us except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

You may also make contributions by wire transfer or our automatic investment program. See "About other methods of payment" under "More information" later in this prospectus.

Your initial contribution must generally be accompanied by an application and any other form we need to process the payments. If any information is missing or unclear, we will try to obtain that information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the Equitable associate submitting the application on your behalf. We will then return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information.

Generally, you may make additional contributions at any time. You may do so in single sum amounts, on a regular basis, or as your financial situation permits.
--------------------------------------------------------------------------------
Generally our "business day" is any day on which Equitable Life is open and the New York Stock Exchange is open for trading.
--------------------------------------------------------------------------------

SECTION 1035 EXCHANGES

You may apply the value of an existing nonqualified deferred annuity contract (or life insurance or endowment contract) to purchase an NQ contract in a tax-free exchange if you follow certain procedures as shown in the form that we require you to use. Also see "Tax information" later in this prospectus.


WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are the variable investment options and the fixed maturity options.


VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the 30 variable investment options will depend on the investment performance of the underlying Portfolios. Listed below are the currently available Portfolios, their investment objectives, and their advisers.
--------------------------------------------------------------------------------
You can choose from among 30 variable investment options.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                              Contract features and benefits  19
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

PORTFOLIOS OF THE HUDSON RIVER TRUST


-----------------------------------------------------------------------------------------------------------------------
 Portfolio Name                    Objective                                          Adviser
-----------------------------------------------------------------------------------------------------------------------
 Alliance Aggressive Stock         Long-term growth of capital                        Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------------------
 Alliance Balanced                 High return through a combination of current       Alliance Capital Management L.P.
                                   income and capital appreciation
-----------------------------------------------------------------------------------------------------------------------
 Alliance Common Stock             Long-term growth of capital and increasing         Alliance Capital Management L.P.
                                   income
-----------------------------------------------------------------------------------------------------------------------
 Alliance Conservative Investors   High total return without, in the adviser's        Alliance Capital Management L.P.
                                   opinion, undue risk to principal
-----------------------------------------------------------------------------------------------------------------------
 Alliance Equity Index             Total return (before The Hudson River Trust and    Alliance Capital Management L.P.
                                   Separate Account A annual expenses) that
                                   approximates the total return performance of the
                                   Standard & Poor's 500 Composite Stock Price
                                   Index
-----------------------------------------------------------------------------------------------------------------------
 Alliance Global                   Long-term growth of capital                        Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------------------
 Alliance Growth & Income          High total return through a combination of         Alliance Capital Management L.P.
                                   current income and capital appreciation
-----------------------------------------------------------------------------------------------------------------------
 Alliance Growth Investors         High total return consistent with the adviser's    Alliance Capital Management L.P.
                                   determination of reasonable risk
-----------------------------------------------------------------------------------------------------------------------
 Alliance High Yield               High return by maximizing current income and,      Alliance Capital Management L.P.
                                   to the extent consistent with that objective,
                                   capital appreciation
-----------------------------------------------------------------------------------------------------------------------
 Alliance Intermediate             High current income consistent with relative       Alliance Capital Management L.P.
 Government Securities             stability of principal
-----------------------------------------------------------------------------------------------------------------------
 Alliance International            Long-term growth of capital                        Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------------------
 Alliance Money Market             High level of current income while preserving      Alliance Capital Management L.P.
                                   assets and maintaining liquidity
-----------------------------------------------------------------------------------------------------------------------
 Alliance Small Cap Growth         Long-term growth of capital                        Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------------------
 Alliance Quality Bond             High current income consistent with preservation   Alliance Capital Management L.P.
                                   of capital
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
20  Contract features and benefits
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

PORTFOLIOS OF EQ ADVISORS TRUST

----------------------------------------------------------------------------------------------------------------------------
 Portfolio Name                     Objective                                          Adviser
----------------------------------------------------------------------------------------------------------------------------
 EQ/Alliance Premier Growth         Long-term growth of capital                        Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------------------------------------
 Capital Guardian Research          Long-term growth of capital                        Capital Guardian Trust Company
----------------------------------------------------------------------------------------------------------------------------
 Capital Guardian U.S. Equity       Long-term growth of capital                        Capital Guardian Trust Company
----------------------------------------------------------------------------------------------------------------------------
 EQ/Evergreen                       Capital appreciation                               Evergreen Asset Management Corp.
----------------------------------------------------------------------------------------------------------------------------
 EQ/Evergreen Foundation            In order of priority, reasonable income,           Evergreen Asset Management Corp.
                                    conservation of capital, and capital appreciation
----------------------------------------------------------------------------------------------------------------------------
 MFS Emerging Growth                Long-term growth of capital                        Massachusetts Financial Services
 Companies                                                                             Company
----------------------------------------------------------------------------------------------------------------------------
 MFS Growth with Income             Reasonable current income and long-term            Massachusetts Financial Services
                                    growth of capital and income                       Company
----------------------------------------------------------------------------------------------------------------------------
 MFS Research                       Long-term growth of capital and future income      Massachusetts Financial Services
                                                                                       Company
----------------------------------------------------------------------------------------------------------------------------
 Merrill Lynch Basic Value Equity   Capital appreciation and, secondarily, income      Merrill Lynch Asset Management, L.P.
----------------------------------------------------------------------------------------------------------------------------
 Merrill Lynch World Strategy       High total investment return                       Merrill Lynch Asset Management, L.P.
----------------------------------------------------------------------------------------------------------------------------
 Morgan Stanley Emerging            Long-term capital appreciation                     Morgan Stanley Asset Management
 Markets Equity
----------------------------------------------------------------------------------------------------------------------------
 EQ/Putnam Balanced                 Balanced investment                                Putnam Investment Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
 EQ/Putnam Growth & Income          Capital growth, current income is a secondary      Putnam Investment Management, Inc.
 Value                              objective
----------------------------------------------------------------------------------------------------------------------------
 T. Rowe Price Equity Income        Substantial dividend income and also capital       T. Rowe Price Associates, Inc.
                                    appreciation
----------------------------------------------------------------------------------------------------------------------------
 T. Rowe Price International        Long-term growth of capital                        Rowe Price-Fleming International, Inc.
 Stock
----------------------------------------------------------------------------------------------------------------------------
 Warburg Pincus Small Company       Long-term capital appreciation                     Warburg Pincus Asset Management, Inc.
 Value
----------------------------------------------------------------------------------------------------------------------------

Other important information about the Portfolios is included in the separate prospectuses for The Hudson River Trust and EQ Advisors Trust attached at the end of this prospectus. See "Proposed substitution of Portfolios" under "More information" for information regarding the proposed substitution of newly created Portfolios of EQ Advisors Trust for the Portfolios of The Hudson River Trust currently available under the variable investment options.

--------------------------------------------------------------------------------
                                              Contract features and benefits  21
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


FIXED MATURITY OPTIONS

We offer fixed maturity options with maturity dates ranging from one to ten years. You can allocate your contributions to one or more of these fixed maturity options. However, you may not allocate more than one contribution to any one fixed maturity option. These amounts become part of our general account assets. They will accumulate interest at the "rate to maturity" for each fixed maturity option. The total amount you allocate to and accumulate in each fixed maturity option is called the "fixed maturity amount." The fixed maturity options are not available in contracts issued in Maryland. For contracts issued in New York see "Charges and expenses" for information on withdrawal charges when amounts are allocated to the fixed maturity options.
--------------------------------------------------------------------------------
Fixed maturity options range from one to ten years to maturity
--------------------------------------------------------------------------------

The rate to maturity you will receive for each fixed maturity option is the rate to maturity in effect for new contributions allocated to that fixed maturity option on the date we apply your contribution. This rate will never be less than 3%. If you make any withdrawals or transfers from a fixed maturity option before the maturity date, we will make a market value adjustment that may increase or decrease any fixed maturity amount you have left in that fixed maturity option. We discuss the market value adjustment below and in greater detail later in this prospectus under "More information."

On the maturity date of a fixed maturity option your fixed maturity amount, assuming you have not made any withdrawals or transfers, will equal your contribution to that fixed maturity option plus interest, at the rate to maturity for that contribution, to the date of the calculation. This is the fixed maturity option's "maturity value." Before maturity, the current value we will report for your fixed maturity amount will reflect a market value adjustment. Your current value will reflect the market value adjustment that we would make if you were to withdraw all of your fixed maturity amounts on the date of the report. We call this your "market adjusted amount."

FIXED MATURITY OPTIONS AND MATURITY DATES. We currently offer fixed maturity options ending on June 15th for each of the maturity years 2000 through 2009. See "Allocating your contributions" below. As fixed maturity options expire, we expect to add maturity years so that generally 10 fixed maturity options are available at any time.

We will not accept allocations to a fixed maturity option if on the date the contribution is to be applied:

o you previously allocated a contribution or made a transfer to the same fixed maturity option; or

o the fixed maturity option's maturity date is within the current calendar year; or

o the fixed maturity option's maturity date is later than the date annuity payments are to begin.

YOUR CHOICES AT THE MATURITY DATE. We will notify you at least 45 days before each of your fixed maturity options is scheduled to mature. At that time, you may choose to have one of the following take place on the maturity date, as long as none of the conditions listed above or in "Allocating your contributions," below would apply:

(a) transfer the maturity value into another available fixed maturity option, or into any of the variable investment options; or

(b)  withdraw the maturity value (there may be a withdrawal charge).

If we do not receive your choice on or before the fixed maturity option's maturity date, we will automatically transfer your maturity value into the Alliance Money Market option, or another investment option if we are required to do so by any state regulation.

MARKET VALUE ADJUSTMENT. If you make any withdrawals (including transfers, surrender or termination of your contract, or when we make deductions for charges) from a fixed maturity option before it matures we will make a market value adjustment, which will increase or decrease

--------------------------------------------------------------------------------
22  Contract features and benefits
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

any fixed maturity amount you have in that fixed maturity option. The amount of the adjustment will depend on two factors:

(a) the difference between the rate to maturity that applies to the amount being withdrawn and the rate to maturity in effect at that time for new allocations to that same fixed maturity option, and

(b)  the length of time remaining until the maturity date.

In general, if interest rates rise from the time that you originally allocate an amount to a fixed maturity option to the time that you take a withdrawal, the market value adjustment will be negative. Likewise, if interest rates drop at the end of that time, the market value adjustment will be positive. Also, the amount of the market value adjustment, either up or down, will be greater the longer the time remaining until the fixed maturity option's maturity date. Therefore, it is possible that the market value adjustment could greatly reduce your value in the fixed maturity options, particularly in the fixed maturity options with later maturity dates.

We provide an illustration of the market adjusted amount of specified maturity values, an explanation of how we calculate the market value adjustment, and information concerning our general account and investments purchased with amounts allocated to the fixed maturity options, under "More information" later in this prospectus. The Appendix to this prospectus provides an example of how the market value adjustment is calculated.


ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to one or more, or all of the investment options. However, you may not allocate more than one contribution to any one fixed maturity option. Allocations must be in whole percentages and you may change your allocation percentages at any time. However, the total of your allocations must equal 100%.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN
NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract directly to our Processing Office within 10 days after you receive it. In some states, this "free look" period may be longer.

For contributions allocated to the variable investment options, your refund will equal your contributions, reflecting any investment gain or loss which also reflects the daily charges we deduct. For contributions allocated to the fixed maturity options, your refund will equal the amount of the contribution allocated to the fixed maturity options reflecting any positive or negative market value adjustments. However, some states require that we refund the full amount of your contribution (not including any investment gain or loss, interest, or market value adjustment). For IRA contracts returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you apply for a contract with us again if:

o    you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" for possible consequences of cancelling your contract.

If you fully or partially convert an existing Traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a Traditional IRA contract. Our Processing Office, or your Equitable associate, can provide you with the cancellation instructions. Ask for the form entitled "EQUI-VEST Roth IRA Re-Characterization Form."

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                                           Determining your contract's value  23
--------------------------------------------------------------------------------


2
Determining your contract's value


--------------------------------------------------------------------------------


YOUR ACCOUNT VALUE

Your "account value" is the total of the values you have in the variable investment options and the market adjusted amount you have in the fixed maturity options. These amounts are subject to certain fees and charges discussed under "Charges and expenses."

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less any withdrawal charge that may apply, and less the total amount or a pro rata portion of the annual administrative charge. Please see "Surrendering your contract to receive its cash value" below.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract. The number of units you own will also be reduced by the dollar amount of any withdrawals that you make.
--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------
The unit value for each variable investment option depends on the investment performance of that option minus daily charges for mortality and expense risks and other expenses. On any day, your value in any variable investment option equals the number of units credited to your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless you make additional contributions, make a withdrawal, or transfer amounts among investment options. In addition, when we deduct the withdrawal charge, the annual administrative charge, or third-party transfer or exchange charge, the number of units credited to your contract will be reduced. A description of how unit values are calculated is found in the SAI.


YOUR CONTRACT'S VALUE IN THE FIXED MATURITY OPTIONS

Your value in each fixed maturity option at any time before the maturity date is the market adjusted amount in each option. This is equivalent to your fixed maturity amount increased or decreased by the market value adjustment. Your value, therefore, may be higher or lower than your contributions (less withdrawals) accumulated at the rate to maturity. At the maturity date, your value in the fixed maturity option will equal its maturity value.

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24  Transferring your money among investment options
--------------------------------------------------------------------------------


3
Transferring your money among investment options


--------------------------------------------------------------------------------


TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

o You must transfer at least $300 of account value or, if less, the entire amount in the investment option. We may waive the $300 requirement.

o You may not transfer to a fixed maturity option in which you already have value.

o You may not transfer to a fixed maturity option if its maturity date is later than the date annuity payments are to begin.

o If you make transfers out of a fixed maturity option other than at its maturity date the transfer may cause a market value adjustment.

Subject to the terms of your contract, upon advance notice, we may change or establish additional restrictions on transfers among the investment options. A transfer request does not change your percentages for allocating current or future contributions among the investment options.

You may request a transfer in writing or by telephone using TOPS. You must send in all signed written requests directly to our Processing Office. Transfer requests should specify:

(1)  the contract number,

(2)  the dollar amounts to be transferred, and

(3)  the investment options to and from which you are transferring.

We will confirm all transfers in writing.


AUTOMATIC TRANSFER OPTION INVESTMENT SIMPLIFIER

Our automatic transfer option investment simplifier allows you to have amounts automatically transferred from the Alliance Money Market option to the other variable investment options on a monthly basis. In order to elect the automatic transfer option investment simplifier option you must have a minimum of $2,000 in the Alliance Money Market option on the date we receive your election form at our Processing Office. You can specify the number of monthly transfers or instruct us to continue to make monthly transfers until all available amounts in the Alliance Money Market option have been transferred out.

The minimum amount that we will transfer each month is $50. The maximum amount we will transfer is equal to your value in the Alliance Money Market option at the time the program is elected, divided by the number of transfers scheduled to be made.

If, on any transfer date, your value in the Alliance Money Market option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The automatic transfer option investment simplifier will then end. You may change the transfer amount once each contract year, or cancel this program at any time.

The automatic transfer option investment simplifier is a form of a dollar cost averaging program. Dollar-cost averaging allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low and fewer units if the unit's value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses.


REBALANCING YOUR ACCOUNT VALUE

We currently offer a rebalancing program that you can use to automatically reallocate your account value among the variable investment options. You must tell us:

(a) the percentage you want invested in each variable investment option (whole percentages only), and

(b) how often you want the rebalancing to occur (quarterly, semiannually or annually).

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                            Transferring your money among investment options  25
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

While your rebalancing program is in effect, we will transfer amounts among each variable investment option so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. You may not rebalance only a portion of your account value in the variable investment options.
--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your Equitable associate and/or financial adviser before electing the program.
--------------------------------------------------------------------------------
You may elect the rebalancing program at any time. To be eligible, you must have at least $5,000 of account value in the variable investment options. Rebalancing is not available for amounts you have allocated in the fixed maturity options.

You may change your allocation instructions or cancel the program at any time.

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26  Accessing your money
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4
Accessing your money


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WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table. For the tax consequences of taking withdrawals, see "Tax information."



------------------------------------------------------------------
                                 Method of Withdrawal
------------------------------------------------------------------
                                                         Minimum
 Contract               Lump sum       Systematic     distribution
------------------------------------------------------------------
 NQ                       Yes             Yes              No
------------------------------------------------------------------
 Traditional IRA          Yes             Yes             Yes
------------------------------------------------------------------
 QP IRA                   Yes             Yes             Yes
------------------------------------------------------------------
 Roth IRA                 Yes             Yes              No
------------------------------------------------------------------

LUMP SUM WITHDRAWALS
(All contracts)

You may take lump sum withdrawals from your account value at any time while the annuitant is living and before annuity payments begin. The minimum amount you may withdraw at any time is $300. If your account value is less than $500 after a withdrawal, we may terminate your contract and pay you its cash value.

Lump sum withdrawals in excess of the 10% free withdrawal amount may be subject to a withdrawal charge.


SYSTEMATIC WITHDRAWALS
(All contracts)

If you have at least $20,000 of account value in the variable investment options you may elect systematic withdrawals. You may elect to have your systematic withdrawals made on a monthly or quarterly basis. The minimum amount you may take for each withdrawal is $300. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, your withdrawals will be made on the first day of the month. A check for the amount of the withdrawal will be mailed to you or, if you prefer, we will electronically transfer the money to your checking account.

You may withdraw a fixed-dollar amount from the variable investment options. You do not have to maintain a minimum amount. You may elect to have the amount of the withdrawal subtracted from your account value in one of three ways:

(1) pro rata from more than one variable investment option (without using up your total value in those options); or

(2) pro rata from more than one variable investment option (until your value in those options is used up); or

(3)  you may specify a dollar amount from only one variable investment option.

You can cancel the systematic withdrawal option at any time.

Amounts withdrawn in excess of the 10% free withdrawal amount may be subject to a withdrawal charge.


MINIMUM DISTRIBUTION WITHDRAWALS
(Traditional IRA and QP IRA contracts -- See "Tax information")

We offer the minimum distribution withdrawal option to help you meet required minimum distributions under federal income tax rules. You may elect this option in the year in which you reach age 70 1/2 and have account value in the variable investment options of at least $2,000. The minimum amount we will pay out is $300, or if less, your account value. If your account value is less than $500 after the withdrawal, we may terminate your contract and pay you its cash value. You elect the method you want us to use to calculate your minimum distribution withdrawal from the choices we offer. Currently, minimum distribution withdrawal payments will be made annually.

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your values in the variable investment options. If those amounts are insufficient, we will make up required amounts from the fixed maturity options to the extent you have value in those options. A market value adjustment may apply. We will

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                                                        Accessing your money  27
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

calculate your payment each year based on your account value at the end of each prior calendar year, based on the method you choose.
--------------------------------------------------------------------------------
We will send to Traditional IRA and QP IRA owners a form outlining the minimum distribution options available before you reach age 701/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------
AUTOMATIC NQ DEPOSIT SERVICE

If you are receiving required minimum distribution payments from a Traditional IRA or QP IRA contract you may use our automatic NQ deposit service.

Under this service we will automatically deposit the required minimum distribution payment from your Traditional IRA or QP IRA contract directly into an existing EQUI-VEST Express NQ or an existing EQUI-VEST NQ contract according to your allocation instructions.


DEPOSIT OPTION FOR NQ CONTRACTS ONLY

You can elect the deposit option for your benefit while you live, or for the benefit of your beneficiary.

Proceeds from your NQ contract can be deposited with us for a period you select (including one for as long as the annuitant lives). We will hold the amounts in our general account. We will credit interest on the amounts at a guaranteed rate for the specified period. We will pay out the interest on the amount deposited at least once each year.

If you elect this option for your benefit, you deposit the amount with us that you would otherwise apply to an annuity payout option. If you elect this option for your beneficiary before the annuitant's death, death benefit proceeds can be left on deposit with us subject to certain restrictions, instead of being paid out to the beneficiary.

Other restrictions apply to the deposit option. Your Equitable associate can provide more information about this option, or you may call our Processing Office.


SURRENDER OF YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while the annuitant is living and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our Processing Office. We will determine your cash value on the date we receive the required information. All benefits under the contract will terminate as of that date.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Choosing your annuity payout options" below. We will usually pay the cash value within seven calendar days, but we may delay payment as described in "When to expect payments," below. For the tax consequences of surrenders, see "Tax information."


WHEN WE MAY TERMINATE YOUR CONTRACT

We may terminate your contract and pay you the cash value if:

(1) your account value is less than $500 and you have not made contributions to your contract for a period of three years; or

(2) you request a lump sum withdrawal that reduces your account value to an amount less than $500; or

(3) you have not made any contributions within 120 days from your contract date.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity payout option, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender or termination, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

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28  Accessing your money
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

(1)  the New York Stock Exchange is closed or restricts trading,

(2) sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable because of an emergency, or

(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your values in the fixed maturity options (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 15 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery service at your expense.


CHOOSING YOUR ANNUITY PAYOUT OPTIONS

The EQUI-VEST Express contract offers you several choices for receiving retirement income. Each choice enables you to receive fixed or, in some cases, variable annuity payments.

You can choose from among the different forms of annuity payout options listed below. Restrictions apply, depending on the type of contract you own.


ANNUITY PAYOUT OPTIONS

You can choose from among the following annuity payout options:

o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity -- period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. Under IRAs, the period certain cannot exceed your life expectancy or the joint life expectancy of you and your spouse.

o Life annuity -- refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15 or 20 years. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. Currently, this payout option is available only as a fixed annuity.

All of the above payout options are available as fixed annuities. With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity payments in your contract or on our then current annuity rates, whichever is more favorable for you.

The life annuity, life annuity -- period certain, and life annuity -- refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor.

The following annuity payout options are available as variable annuities:

o    Life annuity (except in New York).

o    Life annuity -- period certain.

o    Joint and survivor life annuity (100% to survivor).

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                                                         Accessing your money 29
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

o    Joint and survivor life period certain annuity (100% to survivor).

Variable annuities may be funded through your choice of variable investment options investing in Portfolios of The Hudson River Trust. The contract also offers a fixed annuity payout option which can be elected in combination with the variable annuity payout options. The amount of each variable annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate. Please see "Annuity unit values" in the SAI.

We also make the variable annuity payout options available to owners of our single premium deferred annuity ("SPDA") contract and certain other combination fixed and variable annuity contracts. Such contractholders who are considering purchasing a variable payout option should also review the information in this prospectus relating to the variable investment options. The Hudson River Trust prospectus (directly following this prospectus), and the sections of the SAI which discuss the variable annuity payout option should also be reviewed.

We may offer other payout options not outlined here. Your Equitable associate can provide details.


SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. Unless you choose a different payout option, we will pay annuity payments under a life annuity with a period certain of 10 years. We require you to return your contract before annuity payments begin.

You can choose the date annuity payments are to begin. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the contract date anniversary that follows the annuitant's 90th birthday. This may be different in some states.

Before your annuity payments are to begin, we will notify you by letter that the annuity payout options are available. Once you have selected a payout option and payments have begun, no change can be made, other than transfers (if permitted in the future) among the variable investment options if a variable annuity is selected.

The amount of the annuity payments will depend on the amount applied to purchase the annuity, the type of annuity chosen and whether it is fixed or variable, and, in the case of a life annuity, the annuitant's age (or the annuitant's and joint annuitant's ages) and in certain instances, the sex of the annuitant(s). In no event will you ever receive less than the minimum amounts guaranteed by the contract.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

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30  Charges and expenses
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5
Charges and expenses


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CHARGES THAT EQUITABLE LIFE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o    A mortality and expense risks charge.

o    An expense charge.

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o    An annual administrative charge, if applicable.

o    Third-party transfer or exchange fee.

o At the time you make certain withdrawals or surrender your contract, or your contract is terminated -- a withdrawal charge.

o At the time annuity payments are to begin -- charges for any state premium or other applicable taxes. An annuity administrative fee may also apply.

More information about these charges appears below.


MORTALITY AND EXPENSE RISKS CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the death benefit. The daily charge is equivalent to an annual rate of 0.70% of net assets in each variable investment option.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity benefits than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. We may change the actuarial basis for our guaranteed annuity payment tables, but only for new contributions and only at five year intervals from the contract date. Lastly, we assume a mortality risk to the extent that at the time of death, the guaranteed death benefit exceeds the cash value of the contract. In addition, we waive any withdrawal charge upon payment of a death benefit.

The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

To the extent that the mortality and expense risk charges are not needed to cover the actual expenses incurred, they may be considered an indirect reimbursement for certain sales and promotional expenses relating to the contracts.


CHARGE FOR OTHER EXPENSES

We deduct this daily charge from the net assets in each variable investment option. This charge, together with the annual administrative charge described below, is for providing administrative and financial accounting services under the contracts. The daily charge is equivalent to a maximum annual rate of 0.25% of net assets in each variable investment option.


ANNUAL ADMINISTRATIVE CHARGE

We deduct an administrative charge from your account value on the last business day of each contract year. We will deduct a pro rata portion of the charge if you surrender your contract, elect an annuity payout option, or the annuitant dies during the contract year. We deduct the charge if your account value on the last business day of the contract year, is less than $25,000 under NQ and QP IRA contracts and $20,000 under Traditional IRA and Roth IRA contracts. If your account value on such date is $25,000 or more for NQ and QP IRA ($20,000 or more for Traditional IRA and Roth IRA) contracts, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your current account value. The charge is $30 for contract years three and later. We may increase this charge if our administrative costs rise, but the charge will never exceed $65 annually.

Unless you tell us otherwise, the charge is deducted pro rata from the variable investment options. If those amounts are

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                                                        Charges and expenses  31
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--------------------------------------------------------------------------------

insufficient, we will make up the required amounts from the fixed maturity options to the extent you have value in those options.


CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE

We impose a charge for making a direct transfer of amounts from your contract to a third party, or if you request that your contract be exchanged for a contract issued by another insurance company. In either case, we will deduct from your account value any withdrawal charge that applies and a charge of $25 for each direct transfer or exchange. We reserve the right to increase this charge to a maximum of $65.


WITHDRAWAL CHARGE

A withdrawal charge may apply in three circumstances: (1) you make one or more withdrawals during a contract year; (2) you surrender your contract to receive its cash value; or (3) we terminate your contract. The amount of the charge will depend on whether the free withdrawal amount applies, and the availability of one or more exceptions.

The withdrawal charge equals a percentage of the contributions withdrawn. The percentage that applies depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:


--------------------------------------------------------------------------------
                                 Contract year
--------------------------------------------------------------------------------
                      1       2       3       4       5       6       7      8+
--------------------------------------------------------------------------------
 Percentage of
   contribution       7%      6%      5%      4%      3%      2%      1%     0%
--------------------------------------------------------------------------------

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to the free withdrawal amount are not considerd withdrawal of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under most NQ contracts as withdrawn first. See "Tax information."

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the amount of the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to a withdrawal charge. We deduct the withdrawal amount and the withdrawal charge pro rata from the variable investment options. If those amounts are insufficient, we will make up the required amounts from the fixed maturity options to the extent you have value in those options.

The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the time you request a withdrawal, minus any other withdrawals made during the contract year.

DEATH OR PURCHASE OF ANNUITY. The withdrawal charge does not apply:

o    If the annuitant dies and a death benefit is payable to the beneficiary.

o If we receive a properly completed election form providing for the account value to be used to buy a life contingent annuity or a non-life annuity with a period certain for a term of at least ten years.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge for applicable taxes such as premium taxes that may be imposed in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout. The current tax charge that might be imposed varies by state and ranges from 0% to 3.5% (1% in Puerto Rico and 5% in the U.S. Virgin Islands).

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32  Charges and expenses
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We reserve the right to deduct any applicable charges for taxes such as premium taxes from each contribution, or from withdrawals, or for surrender and termination of your contract. If we have deducted any applicable charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax charge is later imposed upon us when you make a withdrawal, or surrender your contract, or it is terminated, or you elect to begin receiving annuity payments, we reserve the right to deduct a charge at that time.


ANNUITY ADMINISTRATIVE FEE

We generally deduct a fee of up to $350 from the amount to be applied to purchase a life annuity payout option.


CHARGES THAT THE TRUSTS DEDUCT

The Hudson River Trust and EQ Advisors Trust each deducts charges for the following types of fees and expenses:

o    Investment advisory fees ranging from 0.31% to 1.15%.

o    12b-1 fees of 0.25%.

o Operating expenses, such as trustees' fees, independent auditors' fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.

o    Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses for The Hudson River Trust and EQ Advisors Trust following this prospectus.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge, or change the minimum contribution requirements. We also may change the minimum death benefit or offer variable investment options that invest in shares of The Hudson River Trust or EQ Advisors Trust that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for Traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration, and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We also may establish different rates to maturity for the fixed maturity options under different classes of contracts for group or sponsored arrangements.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation in the withdrawal charge will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974, or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

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                                                        Charges and expenses  33
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OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it will be unfairly discriminatory.
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34  Payment of death benefit
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6
Payment of death benefit


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YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time by writing to our Processing Office. The change will be effective on the date the written request for the change is received in our Processing Office. We are not responsible for any beneficiary change request that we do not receive.

The death benefit is equal to your account value, or, if greater, the "minimum death benefit." The minimum death benefit is equal to your total contributions, less withdrawals and any taxes that may apply. We determine the amount of the death benefit as of the date we receive satisfactory proof of the annuitant's death and any required instructions for the method of payment.

On the date we determine the death benefit, your account value will be deducted from the investment options. We will hold this amount in our general account and credit it with interest at a rate not less than the rate required by law. If you have transferred the value of another annuity contract that we issue to your EQUI-VEST Express contract, the value of the other contract's minimum death benefit calculated as of the time of the transfer will be included in the total contributions for the purpose of calculating the minimum death benefit.


EFFECT OF THE ANNUITANT'S DEATH

If the annuitant dies before the annuity payments begin, we will pay the death benefit to your beneficiary.

Generally, the death of the annuitant terminates the contract. However, a beneficiary who is the surviving spouse of the owner/annuitant can choose to be treated as the successor owner/annuitant and continue the contract. Only a spouse can be a successor owner/annuitant.

For Traditional IRA and QP IRA contracts, a beneficiary who is not a surviving spouse may be able to have limited ownership as discussed under "Beneficiary continuation option under Traditional IRA and QP IRA Contracts" below.


WHEN AN NQ CONTRACT OWNER DIES BEFORE THE ANNUITANT

Under certain conditions the owner can change after the original owner's death. When you are not the annuitant under an NQ contract and you die before annuity payments begin, the beneficiary named to receive the death benefit upon the annuitant's death will automatically become the successor owner. If you do not want the person named to receive the death benefit upon the annuitant's death to be the successor owner, you should name a specific successor owner. You may name a different person that will become the successor owner at any time by sending satisfactory notice to our Processing Office.

Unless the surviving spouse of the owner who has died is the successor owner for this purpose, the entire interest in the contract must be distributed under the following rules:

o The cash value of the contract must be fully paid to the designated beneficiary (new owner) by December 31st of the fifth calendar year after your death.

o The successor owner may instead elect to receive the cash value as a life annuity (or payments for a period certain of not longer than the new owner's life expectancy). Payments must begin no later than December 31st following the calendar year of the non-annuitant owner's death. Unless this alternative is elected, we will pay any cash value on December 31st of the fifth calendar year following the year of your death.

o If the surviving spouse is the successor owner, the spouse may elect to continue the contract. No distributions are required as long as the surviving spouse and annuitant are living.


HOW DEATH BENEFIT PAYMENT IS MADE

We will pay the death benefit to the beneficiary in the form of the annuity payout option you have chosen. If you have not chosen an annuity payout option as of the time of the annuitant's death, the beneficiary will receive the death benefit in a single sum. However, subject to any exceptions in the contract, our rules and any applicable requirements
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                                                    Payment of death benefit  35
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under federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuity payout options we offer at the time. See
"Choosing your annuity payout options" earlier in this prospectus. Please note that if you are both the contract owner and the annuitant, you may elect only a life annuity or an annuity that does not extend beyond the life expectancy of the beneficiary.

Single sum payments generally are paid through the Equitable Life Access Account(TM), an interest bearing checking account. Beneficiaries have immediate access to the proceeds by writing a check on the account. We pay interest from the date the single sum is deposited into the Access Account until the account is closed.


BENEFICIARY CONTINUATION OPTION UNDER TRADITIONAL IRA AND QP IRA CONTRACTS

Upon your death, a non-spouse beneficiary may generally elect to keep the contract in your name and receive distributions under the contract instead of the death benefit being paid in a single sum. The account value used to provide the distributions will be increased to equal the amount of the death benefit.

The beneficiary's choices depend in part on whether or not you were taking required minimum distributions under the contract prior to your death.

(1) If you were taking required minimum distributions under the contract, the distributions to the beneficiary must continue to be made at least as rapidly as prior to your death.

(2) If you die before you must take required minimum distributions under the contract, the beneficiary may begin taking minimum distributions under the contract, but such withdrawals must be based on the beneficiary's life expectancy. The withdrawals must begin by December 31st of the calendar year following your death. If there is more than one beneficiary, the shortest life expectancy must be used.

(3) The withdrawals must be taken annually. There will not be a withdrawal charge for these withdrawals. The beneficiary along with his or her tax adviser will be responsible for determining the amount of the withdrawals.

(4) The designated beneficiary must be a natural person and of legal age at the time of election. The beneficiary must elect this option within 30 days following the date we receive proof of your death. If no election is made within 30 days to: (1) receive the death benefit, or (2) continue the contract and take annual withdrawals as described above, or (3) defer payment of the account value for five years, the death benefit will be paid to the beneficiary according to our standard procedures.

(5) While the contract continues in your name, the beneficiary may transfer the contract's account value among the investment options. However, additional contributions will not be permitted and the death benefit provisions will no longer be in effect. Although the only withdrawals that will be permitted are minimum distribution withdrawals, the beneficiary may choose at any time to withdraw all of the account value and no withdrawal charges will apply.

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36 TAX INFORMATION
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7 Tax information

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OVERVIEW

In this part of the prospectus, we discuss the current federal income tax rules that generally apply to EQUI-VEST Express contracts owned by United States taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, Traditional IRA, QP IRA, or Roth IRA. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights under the contract, or payments under the contract may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

If you are buying a contract to fund a retirement plan that already provides tax deferral under the Internal Revenue Code (any type of IRA) you should do so for the contract's features and benefits other than tax deferral. In such situations, the tax deferral of the contract does not provide additional benefits.

TRANSFERS AMONG INVESTMENT OPTIONS

You can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person).

All nonqualified deferred annuity contracts that Equitable Life and its affiliates issue to you during the same calendar year are linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your "investment in the contract." Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount

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of the payment. For variable annuity payments, your investment in the contract divided by the number of expected payments is your tax-free portion of each payment.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

PAYMENTS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable.

CONTRACTS PURCHASED THROUGH EXCHANGES

You may purchase your NQ contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

o The contract which is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract (or life insurance or endowment contract).

o The owner and the annuitant are the same under the source contract and the EQUI-VEST Express NQ contract. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis of the source contract carries over to the EQUI-VEST Express NQ contract.

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" and "When an NQ contract owner dies before the annuitant" earlier in this prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2 a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. The extra penalty tax does not apply to pre-age 59 1/2 distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition); or

o in the form of substantially equal periodic annuity payments for your life (or life expectancy) or the joint lives (or joint life expectancy) of you and a beneficiary.

SPECIAL RULES FOR NQ CONTRACTS ISSUED IN PUERTO RICO

Under current law we treat income from NQ contracts as U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S.-source income. Only Puerto Rico-source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your
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personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

INDIVIDUAL RETIREMENT ARRANGEMENTS ("IRAS")

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets for the benefit of the IRA owner. The assets can include mutual funds and certificates of deposit. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o "Traditional IRAs," typically funded on a pre-tax basis including SEP-IRAs and SIMPLE-IRAs, issued and funded in connection with employer-sponsored retirement plans. EQUIVEST Express Traditional IRA and QP-IRA are traditional IRAs.

o Roth IRAs, first available in 1998, funded on an after-tax basis. EQUI-VEST Express Roth IRA.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.ustreas.gov).

Equitable Life designs its traditional IRA contracts to qualify as "individual retirement annuities" under Section 408(b) of the Internal Revenue Code. This prospectus contains the information that the IRS requires you to have before you purchase an IRA. This section of the prospectus covers some of the special tax rules that apply to IRAs. The next section covers Roth IRAs. Education IRAs are not discussed in this prospectus because they are not available in individual retirement annuity form.

The EQUI-VEST Express IRA contract has been approved by the IRS as to form for use as a Traditional IRA. We have submitted the Roth IRA version for formal IRS approval. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment. The IRS approval does not address every feature possibly available under the EQUI-VEST Express IRA contract.

CANCELLATION

You can cancel any version of the EQUI-VEST Express IRA contract (Traditional IRA, QP IRA, or Roth IRA) by following the directions under "Your right to cancel within a certain number of days" earlier in the prospectus. You can cancel an EQUI-VEST Express Roth IRA contract issued as a result of a full or partial conversion of any EQUI-VEST Traditional IRA contract by following the instructions in the "EQUI-VEST Roth IRA Re-Characterization Form." The form is available from our Processing Office or your Equitable associate. If you cancel a Traditional IRA, or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to a traditional IRA:

o    regular contributions out of earned income or compensation; or
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o    tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

The EQUI-VEST Express Traditional IRA is intended receive regular contributions.

LIMITS ON CONTRIBUTIONS TO TRADITIONAL IRAS. Generally, $2,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs) in any taxable year. When your earnings are below $2,000, your earned income or compensation for the year is the most you can contribute. This $2,000 limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular contributions for the tax year in which you reach age 70 1/2 or any tax year after that.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $2,000, married individuals filing jointly can contribute up to $4,000 for any taxable year to any combination of traditional IRAs and Roth IRAs. (Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa.) The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $2,000 can be contributed annually to either spouse's traditional IRAs and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 1/2 or over can contribute up to the lesser of $2,000 or 100% of "earned income" to a traditional IRA for a nonworking spouse until the year in which the nonworking spouse reaches age 70 1/2.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a tax year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

IF YOU ARE NOT COVERED BY A RETIREMENT PLAN DURING ANY PART OF THE YEAR, you can make fully deductible contributions to your traditional IRAs for each tax year up to $2,000 or, if less, your earned income.

IF YOU ARE COVERED BY A RETIREMENT PLAN DURING ANY PART OF THE YEAR, and your adjusted gross income (AGI) is BELOW THE LOWER DOLLAR FIGURE IN A PHASE-OUT RANGE, you can make fully deductible contributions to your traditional IRAs. For each tax year your fully deductible contribution can be up to $2,000 or, if less, your earned income.

IF YOU ARE COVERED BY A RETIREMENT PLAN DURING ANY PART OF THE YEAR, and your AGI falls within a PHASE-OUT range, you can make partially deductible contributions to your traditional IRAs.

IF YOU ARE COVERED BY A RETIREMENT PLAN DURING ANY PART OF THE YEAR, and your AGI falls ABOVE THE HIGHER FIGURE IN THE PHASE-OUT RANGE, you may not deduct any of your regular contributions to your traditional IRAs.

If you are single and covered by a retirement plan during any part of the taxable year, the deduction for traditional IRA contributions phases out with AGI between $31,000 and $41,000 in 1999. This range will increase every year until 2005 when the range is $50,000-$60,000.

If you are married and file a joint return, and you are covered by a retirement plan during any part of the taxable year, the deduction for traditional IRA contributions phases out with AGI between $51,000 and $61,000 in 1999. This range will increase every year until 2007 when the range is $80,000-$100,000.

Married individuals filing separately and living apart at all times are not considered married for purposes of this deductible contribution calculation. Generally, the active participation in an employer-sponsored retirement plan of an individual is determined independently for each spouse.
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Where spouses have "married filing jointly" status, however, the maximum deductible traditional IRA contribution for an individual who is not an active participant (but whose spouse is an active participant) is phased out for taxpayers with AGI of between $150,000 and $160,000.

To determine the deductible amount of the contribution in 1999, you determine AGI and subtract $31,000 if you are single, or $51,000 if you are married and file a joint return with your spouse. The resulting amount is your Excess AGI. You then determine the limit on the deduction for traditional IRA contributions using the following formula:


($10,000-excess AGI)      times    $2,000 (or earned     Equals     the adjusted
----------------------      x       income, if less)        =       deductible
  divided by $10,000                                                contribution
                                                                    limit


NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the nonworking spouse's traditional IRA) may not, however, exceed the maximum $2,000 per person limit. See "Excess Contributions" below. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of Traditional IRAs" below.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15th return filing deadline (without extensions) of the following calendar year to make your regular contributions for a tax year.

EXCESS CONTRIBUTIONS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

o    regular contributions of more than $2,000; or

o regular contributions of more than earned income for the year, if that amount is under $2,000; or

o    regular contributions to a traditional IRA made after you reach age
     70 1/2; or

o rollover contributions of amounts which are not eligible to be rolled over. For example, after-tax contributions to a qualified plan or minimum distributions required to be made after age 70 1/2.

You can avoid the excise tax by withdrawing an excess contribution (rollover or regular) before the due date (including extensions) for filing your federal income tax return for the year. If it is an excess regular contribution, you cannot take a tax deduction for the amount withdrawn. You do not have to include the excess contribution withdrawn as part of your income. It is also not subject to the 10% additional penalty tax on early distributions discussed below under "Early distribution penalty tax." You do have to withdraw any earnings that are attributed to the excess contribution. The withdrawn earnings would be included in your gross income and could be subject to the 10% penalty tax.

Even after the due date for filing your return, you may withdraw an excess rollover contribution, without income inclusion or 10% penalty, if:

(1)  the rollover was from a qualified retirement plan to a traditional IRA;

(2) the excess contribution was due to incorrect information that the plan provided; and

(3)  you took no tax deduction for the excess contribution.
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RECHARACTERIZATIONS

You may also change your mind about amounts contributed as Roth IRA funds to Traditional IRA funds, in accordance with special federal income tax rules, if you use the forms we prescribe. This is referred to as having "recharacterized" your contribution.

ROLLOVERS AND TRANSFERS

Rollover contributions may be made to a traditional IRA from these sources:

o    qualified plans;

o TSAs (including Internal Revenue Code Section 403(b)(7) custodial accounts); and

o    other traditional IRAs.

Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM QUALIFIED PLANS OR TSAS

There are two ways to do rollovers:

o    Do it yourself

     You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your qualified plan or TSA will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

o    Direct rollover

     You tell your qualified plan trustee or TSA issuer/custodian/fiduciary to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a TSA or qualified plan are eligible rollover distributions, unless the distribution is:

o    only after-tax contributions you made to the plan; or

o "required minimum distributions" after age 70 1/2 or separation from service; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o    a hardship withdrawal; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    corrective distributions which fit specified technical tax rules; or

o    loans that are treated as distributions; or

o    a death benefit payment to a beneficiary who is not your surviving spouse;
     or

o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.
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WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Earnings in traditional IRAs are not subject to federal income tax until you or your beneficiary receives them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. You must keep permanent tax records of all of your nondeductible contributions to traditional IRAs. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible Traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

In addition, a distribution is not taxable if:

o the amount received is a withdrawal of excess contributions, as described under "Excess contributions" above; or

o the entire amount received is rolled over to another traditional IRA (see "Rollovers and transfers" above); or

o in certain limited circumstances, where the traditional IRA acts as a conduit, you roll over the entire amount into a qualified plan or TSA that accepts rollover contributions. To get this conduit Traditional IRA treatment:

o the source of funds you used to establish the traditional IRA must have been a rollover contribution from a qualified plan, and

o the entire amount received from the traditional IRA (including any earnings on the rollover contribution) must be rolled over into another qualified plan within 60 days of the date received.

Similar rules apply in the case of a TSA. However, you may lose conduit treatment, if you make an eligible rollover distribution contribution to a Traditional IRA and you commingle this contribution with other contributions. In that case, you may not be able to roll over these eligible rollover distribution contributions and earnings to another qualified plan or TSA at a future date.

Distributions from a traditional IRA are not eligible for favorable five-year averaging (or, in some cases, ten-year averaging and long-term capital gain treatment) available to certain distributions from qualified plans.

The EQUI-VEST Express QP IRA contract is intended to be used as a conduit IRA however, non-rollover contributions cannot be commingled.

REQUIRED MINIMUM DISTRIBUTIONS

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your Traditional IRAs beginning at age 70 1/2.

WHEN YOU HAVE TO TAKE THE FIRST REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age
70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April
1). Distributions must start no later than your "Required Beginning Date," which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to
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take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

Account-based method. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a life expectancy factor from IRS tables. This gives you the required minimum distribution amount for that particular IRA for that year. The required minimum distribution amount will vary each year as the account value and your life expectancy factors change.

You have a choice of life expectancy factors, depending on whether you choose a method based only on your life expectancy, or the joint life expectancies of you and another individual. You can decide to "recalculate" your life expectancy every year by using your current life expectancy factor. You can decide instead to use the "term certain" method, where you reduce your life expectancy by one every year after the initial year. If your spouse is your designated beneficiary for the purpose of calculating annual account-based required minimum distributions, you can also annually recalculate your spouse's life expectancy if you want. If you choose someone who is not your spouse as your designated beneficiary for the purpose of calculating annual account-based required minimum distributions, you have to use the term certain method of calculating that person's life expectancy. If you pick a nonspouse designated beneficiary, you may also have to do another special calculation.

You can later apply your traditional IRA funds to a life annuity-based payout. You can only do this if you already chose to recalculate your life expectancy annually (and your spouse's life expectancy if you select a spousal joint annuity). For example, if you anticipate selecting any form of life annuity payout after you are age 70 1/2, you must have elected to recalculate life expectancies.

Annuity-based method. If you choose an annuity-based method you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method and a different beneficiary for each of your Traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan, and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? No, unless you affirmatively select an annuity payout option or an account-based withdrawal option such as our minimum distribution withdrawal option. Because the options we offer do not cover every option permitted under federal income tax rules, you may prefer to do your own required minimum distribution calculations for one or more of your traditional IRAs.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice-versa. However, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.
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WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that your age 70 1/2 is approaching. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? If you die after either (a) the start of annuity payments, or (b) your Required Beginning Date, your beneficiary must receive payment of the remaining values in the contract at least as rapidly as under the distribution method before your death. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2.

If you die before your Required Beginning Date and before annuity payments begin, federal income tax rules require complete distribution of your entire value in the contract within five years after your death. Payments to a designated beneficiary over the beneficiary's life or over a period certain that does not extend beyond the beneficiary's life expectancy are also permitted, if these payments start within one year of your death. A surviving spouse beneficiary can also (a) delay starting any payments until you would have reached age 70 1/2 or (b) roll over your traditional IRA into his or her own traditional IRA.

SUCCESSOR ANNUITANT AND OWNER

If your spouse is the sole primary beneficiary and elects to become the successor annuitant and owner, no death benefit is payable until your surviving spouse's death.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% will apply if you have not reached age
59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2 The extra penalty tax does not apply to pre-age 59 1/2 distributions made:

o    on or after your death; or

o    because you are disabled (special federal income tax definition); or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o to pay certain first-time home buyer expenses (special federal income tax definition); or

o to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancy) using an IRS-approved distribution method.
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ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the Traditional IRA, we will refer you to the same topic under "Traditional IRAs."

The EQUI-VEST Express Roth IRA contracts are designed to qualify as Roth individual retirement annuities under Sections 408A and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS

Individuals may make four different types of contributions to a Roth IRA:

o    regular after-tax contributions out of earnings; or

o taxable rollover contributions from Traditional IRAs ("conversion" contributions); or

o    tax-free rollover contributions from other Roth IRAs; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. Generally, $2,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs) in any taxable year. This $2,000 limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $2,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular IRA and after-tax contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion above under traditional IRAs.

With a Roth IRA, you can make regular contributions when you reach 70 1/2, as long as you have sufficient earnings. But, you cannot make contributions for any year that:

o your federal income tax filing status is "married filing jointly" and your adjusted gross income is over $160,000; or,

o your federal income tax filing status is "single" and your adjusted gross income is over $110,000.

However, you can make regular Roth IRA contributions in reduced amounts when:

o your federal income tax filing status is "married filing jointly" and your adjusted gross income is between $150,000 and $160,000; or

o your federal income tax filing status is "single" and your adjusted gross income is between $95,000 and $110,000.

If you are married and filing separately and your adjusted gross income is between $0 and $10,000 the amount of regular contribution you are permitted to make is phased out. If your adjusted gross income is more than $10,000 you cannot make a regular Roth IRA contribution.

WHEN YOU CAN MAKE CONTRIBUTIONS? Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.

ROLLOVERS AND DIRECT TRANSFERS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS? You may make rollover contributions to a Roth IRA from only two sources:

o    another Roth IRA ("tax-free rollover contribution"); or

o another traditional IRA, including a SEP-IRA or SIMPLE-IRA, in a taxable "conversion" rollover ("conversion contribution").

You may not make contributions to a Roth IRA from a qualified plan under Section 401(a) of the Internal Revenue Code, or a TSA under Section 403(b) of the Internal Revenue
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Code. You may make direct transfer contributions to a Roth IRA only from another
Roth IRA.

The difference between a rollover transaction and a direct transfer transaction is the following. In a rollover transaction you actually take possession of the funds rolled over, or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee, or issuer to transfer the first Roth IRA funds directly to Equitable Life, as the Roth IRA issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth
IRA). You can also make rollover transactions between identical plan types. However, you can only use rollover transactions between different plan types (for example, Traditional IRA to Roth IRA).

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.

CONVERSION CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Unlike a rollover from a traditional IRA to another Traditional IRA, the conversion rollover transaction is not tax-free. Instead, the distribution from the traditional IRA is generally fully taxable. For this reason, we are required to withhold 10% federal income tax from the amount converted unless you elect out of such withholding. (If you have ever made nondeductible regular IRA contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free.)

There is, however, no early distribution penalty tax on the traditional IRA withdrawal that you are converting to a Roth IRA, even if you are under age 59 1/2

You cannot make conversion contributions to a Roth IRA for any taxable year in which your adjusted gross income exceeds $100,000. (For this purpose, your adjusted gross income is calculated without the gross income stemming from the traditional IRA conversion.) You also cannot make conversion contributions to a Roth IRA for any taxable year in which your federal income tax filing status is "married filing separately."

Finally, you cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA are subject to the annual required minimum distribution rule applicable to traditional IRAs beginning at age
70 1/2.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender and termination of your contract and annuity payments from your contract. Death benefits are also distributions.
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The following distributions from Roth IRAs are free of income tax:

o    Rollovers from a Roth IRA to another Roth IRA;

o    Direct transfers from a Roth IRA to another Roth IRA;

o    "Qualified Distributions" from Roth IRAs; and

o    Return of excess contributions or amounts recharacterized to a traditional
     IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS

Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o    you reach age 59 1/2; or

o    you die; or

o    you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made). It is not possible to have a tax-free qualified distribution before the year 2003 because of the five-year aging requirement.

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS

Nonqualified distributions from Roth IRAs are distributions that do not meet the qualifying event and five-year aging period tests described above. Such distributions are potentially taxable as ordinary income. Nonqualified distributions receive return-of-investment-first treatment. Only the difference between the amount of the distribution and the amount of contributions to all of your Roth IRAs is taxable. You have to reduce the amount of contributions to all of your Roth IRAs to reflect any previous tax-free recoveries.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable five-year averaging method (or, in certain cases, favorable ten-year averaging and long-term capital gain treatment) available in certain cases to distributions from qualified plans.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?" Lifetime required minimum distributions do not apply.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS

Same as traditional IRA, except that regular contributions made after age 70 1/2 are not "excess contributions."

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over (for example, conversion contributions from a traditional IRA if your adjusted gross income is in excess of $100,000 in the conversion year).

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this,
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you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

For Roth IRAs, special penalty rules may apply to amounts withdrawn attributable to 1998 conversion rollovers.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our Processing Office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o We might have to withhold on amounts we pay under a free look or cancellation.

o We are generally required to withhold on conversion rollovers of traditional IRAs to Roth IRAs, as it is considered a withdrawal from the traditional IRA and is taxable.

o We are required to withhold on the gross amount of a distribution from a Roth IRA unless you elect out of withholding. This may result in tax being withheld even though the Roth IRA distribution is not taxable in whole or in part.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here. Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our Processing Office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

We withhold differently on "periodic" and "non-periodic" payments. For a periodic annuity payment, for example, unless you specify a different number of withholding exemptions, we withhold assuming that you are married and claiming three withholding exemptions. If you do not give us your correct Taxpayer Identification Number, we withhold as if you are single with no exemptions.

Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $14,700 in periodic annuity payments in 1999 your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.
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FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

For a non-periodic distribution (total surrender, termination, or partial withdrawal), we generally withhold at a flat 10% rate. We apply that rate to the taxable amount in the case of nonqualified contracts, and to the payment amount in the case of IRAs and Roth IRAs.

IMPACT OF TAXES TO EQUITABLE LIFE

The contracts provide that we may charge Separate Account A for taxes. We do not now, but may in the future set up reserves for such taxes.
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ABOUT OUR SEPARATE ACCOUNT A

Each variable investment option is a subaccount of our Separate Account A. We established Separate Account A in 1968 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. The results of Separate Account A's operations are accounted for without regard to Equitable Life's other operations.

Separate Account A is registered under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account A.

Each subaccount (variable investment option) within Separate Account A invests solely in Class IB shares issued by the corresponding Portfolios of The Hudson River Trust and EQ Advisors Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account A, or to add other separate accounts;

(2)  to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account A or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account A or a variable investment option directly);

(5)  to deregister Separate Account A under the Investment Company Act of 1940;

(6)  to restrict or eliminate any voting rights as to Separate Account A; and

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

ABOUT THE HUDSON RIVER TRUST AND EQ ADVISORS TRUST

The Hudson River Trust and EQ Advisors Trust are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each trust issues different shares relating to each Portfolio.

The Hudson River Trust and EQ Advisors Trust do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on a trust's shares are reinvested in full. The Boards of Trustee of The Hudson River Trust and EQ Advisors Trust each may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about The Hudson River Trust and EQ Advisors Trust, their investment objectives, policies, restrictions, risks, expenses, their Rule 12b-1 Plans, and other aspects of their operations, appears in their prospectuses attached at the end of this prospectus, or in their SAIs which are available upon request.

PROPOSED SUBSTITUTION OF PORTFOLIOS. We are asking the SEC to approve the substitution of newly created Portfolios of the EQ Advisors Trust for each of The Hudson River Trust Portfolios currently available under the variable investment options (the "Substitution"). The EQ Advisors Trust Portfolios will have substantially identical investment objectives, strategies, and policies as those of The Hudson River Trust Portfolios they would replace. The assets of any
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Portfolio of The Hudson River Trust underlying your contract would be transferred to the substituted EQ Advisors Trust Portfolio.

We believe that this Substitution will be in your best interest because you would have a single set of variable investment options with similar advisory structures. You also will have a single EQ Advisors Trust prospectus for all the Portfolios, rather than the two separate prospectuses you now receive. EQ Financial Consultants Inc. will be the manager of the new EQ Advisors Trust Portfolios, and Alliance Capital Management L.P. will continue to provide the day-to-day advisory services to each of the new Portfolios.

You should note that:

o No action is required on your part. You will not need to vote a proxy, file a new election, or take any other action if the SEC approves the Substitution.

o The elections you have on file for allocating your account value and contributions will remain unchanged until you direct us otherwise.

o We will bear all expenses directly relating to the Substitution transaction.

o The management fees for the new Portfolios will be the same as those for the corresponding Portfolios of The Hudson River Trust. Certain of the new EQ Advisors Trust Portfolios may have slightly higher expense ratios.

o On the effective date of the Substitution transaction, your account value (i.e., the units you own) in the variable investment options will be the same as before the transaction.

o    The Substitution will have no tax consequences for you.

Please review the EQ Advisors Trust prospectus that accompanies this prospectus. It contains more information about EQ Advisors Trust, including its management structure, advisory arrangements, and general fees and expenses that will be of interest to you.

Subject to SEC approval, we expect the Substitution to be completed in the fall of 1999. It will affect everyone who has a balance in The Hudson River Trust Portfolios at that time. Of course, you may transfer your account value among the investment options, as usual.

We will notify you when we receive SEC approval, and again when the Substitution is complete.

ABOUT OUR FIXED MATURITY OPTIONS

RATES TO MATURITY AND PRICE PER $100 OF MATURITY VALUE

We can determine the amount required to be allocated to one or more fixed maturity options in order to produce specified maturity values. For example, we can tell you how much you need to allocate per $100 of maturity value.

The rates to maturity for new allocations as of April 1, 1999 and the related price per $100 of maturity value were as follows:

--------------------------------------------------------------------------------
    Fixed Maturity
      Options
  With June 15th
   Maturity Date       Rate to Maturity as         Price
        of                     of               Per $100 of
   Maturity Year          April 1, 1999        Maturity Value
--------------------------------------------------------------------------------

        2000                 3.25%                $ 96.21
        2001                 4.04%                $ 91.63
        2002                 4.33%                $ 87.29
        2003                 4.46%                $ 83.24
        2004                 4.52%                $ 79.44
        2005                 4.67%                $ 75.33
        2006                 4.77%                $ 71.48
        2007                 4.79%                $ 68.12
        2008                 4.87%                $ 64.54
        2009                 4.97%                $ 60.95
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HOW WE DETERMINE THE MARKET VALUE ADJUSTMENT

We use the following procedure to calculate the market value adjustment (up or down) we make if you withdraw all of your value from a fixed maturity option before its maturity date.

(1) We determine the market adjusted amount on the date of the withdrawal as follows:
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     (a)  We determine the fixed maturity amount that would be payable on the maturity date, using the rate to maturity for the fixed maturity option.

     (b) We determine the period remaining in your fixed maturity option (based on the withdrawal date) and convert it to fractional years based on a 365-day year. For example, three years and 12 days becomes 3.0329.

     (c) We determine the current rate to maturity that applies on the withdrawal date to new allocations to the same fixed maturity option.

     (d) We determine the present value of the fixed maturity amount payable at the maturity date, using the period determined in (b) and the rate determined in (c).

(2)  We determine the fixed maturity amount as of the current date.

(3) We subtract (2) from the result in (1)(d). The result is the market value adjustment applicable to such fixed maturity option, which may be positive or negative.

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Your market adjusted amount is the present value of the maturity value discounted at the rate to maturity in effect for new contributions to that same fixed maturity option on the date of the calculation.
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If you withdraw only a portion of the amount in a fixed maturity option, the market value adjustment will be a percentage of the market value adjustment that would have applied if you had withdrawn the entire value in that fixed maturity option. This percentage is equal to the percentage of the value in the fixed maturity option that you are withdrawing. Any withdrawal charges that are deducted from a fixed maturity option will result in a market value adjustment calculated in the same way. See the Appendix for an example.

For purposes of calculating the rate to maturity for new allocations to a fixed maturity option (see (1)(c) above), we use the rate we have in effect for new allocations to that fixed maturity option. We use this rate even if new allocations to that option would not be accepted at that time. This rate will not be less than 3%. If we do not have a rate to maturity in effect for a fixed maturity option to which the "current rate to maturity" in (1)(c) above would apply, we will use the rate at the next closest maturity date. If we are no longer offering new fixed maturity options, the "current rate to maturity" will be determined in accordance with our procedures then in effect. We reserve the right to add up to 0.50% to the current rate in (1)(c) above for purposes of calculating the market value adjustment only.

INVESTMENTS UNDER THE FIXED MATURITY OPTIONS

Amounts allocated to the fixed maturity options are held in a "nonunitized" separate account we have established under the New York Insurance Law. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the fixed maturity options. Under New York Insurance Law, the portion of the separate account's assets equal to the reserves and other contract liabilities relating to the contracts are not chargeable with liabilities from any other business we may conduct. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the fixed maturity options, regardless of whether assets supporting fixed maturity options are held in a separate account or our general account.

We have no specific formula for establishing the rates to maturity for the fixed maturity options. We expect the rates to be influenced by, but not necessarily correspond to, among other things, the yields that we can expect to realize on the separate account's investments from time to time. Our current plans are to invest in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities and government and agency issues having durations in the aggregate consistent with those of the fixed maturity options.

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                                                             53 MORE INFORMATION
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--------------------------------------------------------------------------------

Although the above generally describes our plans for investing the assets supporting our obligations under the fixed maturity options under the contracts, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws. We will not determine the rates to maturity we establish by the performance of the nonunitized separate account.

ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, including those that apply to the fixed maturity options, as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of exemptions and exclusionary provisions that apply, interests in the general account have not been registered under the Securities Act of 1933, nor is the general account an investment company under the Investment Company Act of 1940. However, the market value adjustment interests under the contracts are registered under the Securities Act of 1933.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account (other than market value adjustment interests). The disclosure with regard to general accounts, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

AUTOMATIC INVESTMENT PROGRAM - FOR NQ, TRADITIONAL IRA, AND ROTH IRA CONTRACTS

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a bank checking account, bank money market account, or credit union checking account and contributed as an additional contribution into an NQ, Traditional IRA, or Roth IRA contract on a monthly basis.

AIP additional contributions may be allocated to any of the variable investment options but not the fixed maturity options. Our minimum contribution amount requirement is $20. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month.

You may cancel AIP at any time by notifying our Processing Office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our Processing Office.

PAYROLL DEDUCTION PROGRAM. You can authorize your employer to remit your IRA contributions to us if your employer has a payroll deduction program. Those contributions are still your contributions, not your employer's.

WIRE TRANSFERS. You may also send your contributions by wire transfer from your bank.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Our "business day" is any day on which Equitable Life is open and the New York Stock Exchange is open for trading. We are closed on national business holidays including Martin Luther King, Jr. Day and the Friday after Thanksgiving. Additionally, we may choose to close on the day immediately preceding or following a national business holiday or due to emergency conditions. Our business day ends at 4:00 p.m., Eastern Time for purposes of determining the date when contributions are applied and any other transaction requests are processed. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

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54 MORE INFORMATION
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--------------------------------------------------------------------------------

o If your contribution, transfer or any other transaction request, containing all the required information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o Quarterly rebalancing will be processed on a calendar year basis and semiannual or annual rebalancing will be processed on the first business day of the month. Rebalancing will not be done retroactively.

CONTRIBUTIONS AND TRANSFERS

o Contributions allocated to the variable investment options are invested at the unit value next determined after the close of the business day.

o Contributions allocated to a fixed maturity option will receive the rate to maturity in effect for that fixed maturity option on that business day.

o If a fixed maturity option is scheduled to mature on June 15th and June 15th is a non-business day, that fixed maturity option will mature on the prior business day.

o Transfers to or from variable investment options will be made at the unit value next determined after the close of the business day.

o Transfers to a fixed maturity option will receive the rate to maturity in effect for that fixed maturity option on that business day.

o Transfers out of a fixed maturity option will be at the market adjusted amount on that business day.

o For the automatic transfer option investment simplifier, the first monthly transfer will occur on the last business day of the month in which we receive your election form at our Processing Office.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of The Hudson River Trust and EQ Advisors Trust we have the right to vote on certain matters involving the Portfolios, such as:

o    The election of trustees.

o    The formal approval of independent auditors selected for each trust.

o Any other matters described in the prospectuses for the trusts or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote.

VOTING RIGHTS OF OTHERS

Currently, we control each trust. EQ Advisors Trust shares are sold only to our separate accounts and an affiliated qualified plan trust. The Hudson River Trust shares are also held by separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. Shares held by these separate accounts will probably be voted according to the instructions of the owners of insurance policies and contracts issued by those insurance companies. While this will dilute the effect of the voting instructions of the contract owners, we currently do not foresee any disadvantages because of this. The Hudson River Trust Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a response to any of those events insufficiently protects our contract owners, we will see to it that appropriate action is taken.

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                                                             55 MORE INFORMATION
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SEPARATE ACCOUNT A VOTING RIGHTS

If actions relating to Separate Account A require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

ABOUT OUR YEAR 2000 PROGRESS

Equitable Life relies upon various computer systems in order to administer your contract and operate the investment options. Some of these systems belong to service providers who are not affiliated with Equitable Life.

In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the year 2000 before, on or after January 1, 2000, and Equitable Life has identified those of its systems critical to business operations that were not year 2000 compliant. By year end 1998, the work of modifying or replacing non-compliant systems was substantially completed. Equitable Life has begun comprehensive testing of its year 2000 compliance and expects that the testing will be substantially completed by June 30, 1999. Equitable Life has contacted third-party service providers to seek confirmation that they are acting to address the year 2000 issue with the goal of avoiding any material adverse effect on services provided to contract owners and on operations of the investment options. Most third-party service providers have provided Equitable Life confirmation of their year 2000 compliance. Equitable Life believes it is on schedule for substantially all such systems and services, including those considered to be mission-critical, to be confirmed as year 2000 compliant, or be the subject of a satisfactory plan for compliance. If such confirmation is not received by June 30, 1999, the system or service will be replaced, eliminated or the subject of contingency plans. Additionally, Equitable Life will be supplementing its existing business continuity and disaster recovery plans to cover certain categories of contingencies that could arise as a result of year 2000 related failures. Year 2000 specific contingency plans are anticipated to be completed by June 30, 1999.

There are many risks associated with year 2000 issues, including the risk that Equitable Life's computer systems will not operate as intended. Additionally, there can be no assurance that the systems of third parties will be year 2000 compliant. Any significant unresolved difficulty related to the year 2000 compliance initiatives could result in an interruption in, or a failure of, normal business operations and, accordingly, could have a material adverse effect on our ability to administer your contract and operate the investment options.

To the fullest extent permitted by law, the foregoing year 2000 discussion is a "Year 2000 Readiness Disclosure" within the meaning of The Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Sec. 1 (1998).

ABOUT LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon Separate Account A, our ability to meet our obligations under the contracts, or the distribution of the contracts.

ABOUT OUR INDEPENDENT ACCOUNTANTS

The financial statements of Equitable Life incorporated in this prospectus by reference to the Annual Report on Form 10-K at December 31, 1998 and 1997, and for the three

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56 MORE INFORMATION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

years ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS, AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive written notification of any change at our Processing Office. You cannot assign your NQ contract as collateral or security for a loan. Loans are also not available under your NQ contract. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this prospectus.

You cannot assign or transfer ownership of a Traditional IRA, QP IRA or Roth IRA contract except by surrender to us. Loans are not available and you cannot assign Traditional IRA, QP IRA and Roth IRA contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Payment of death benefit" and "Beneficiary continuation option under Traditional IRA and QP IRA contracts." You may direct the transfer of the values under your Traditional IRA, QP IRA and Roth IRA contract to another similar arrangement.

DISTRIBUTION OF THE CONTRACTS

Equitable Financial Consultants, Inc. ("EQF"), an indirect, wholly owned subsidiary of Equitable Life, is the distributor of the contracts and has responsibility for sales and marketing functions for Separate Account A. During 1999, EQF plans to change its name to AXA Advisors, Inc. EQF serves as the principal underwriter of Separate Account A. EQF is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. EQF's principal business address is 1290 Avenue of the Americas, New York, NY 10104. Under a Distribution and Servicing Agreement between EQF, Equitable life, and certain of Equitable Life's separate accounts, including Separate Account A, Equitable Life paid EQF fees of $325,380 for 1998 and $325,380 for 1997, as distributor of certain contracts and as the principal underwriter of certain separate accounts, including Separate Account A.

The contracts will be sold by registered representatives of EQF and its affiliates, who are also our licensed insurance agents. EQF may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreements with Equitable Life. The offering of the contracts is intended to be continuous.

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                                                      57  INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

9
Investment performance

--------------------------------------------------------------------------------

We provide the following tables to show five different measurements of the investment performance of the variable investment options and/or the Portfolios in which they invest. We include these tables because they may be of general interest to you. THE RESULTS SHOWN REFLECT PAST PERFORMANCE. THEY DO NOT INDICATE HOW THE VARIABLE INVESTMENT OPTIONS MAY PERFORM IN THE FUTURE. THEY ALSO DO NOT REPRESENT THE RESULTS EARNED BY ANY PARTICULAR INVESTOR. YOUR RESULTS WILL DIFFER.

Table 1 shows the average annual total return of the variable investment options. Average annual total return is the annual rate of growth that would be necessary to achieve the ending value of a contribution invested in the variable investment options for the periods shown.

Table 2 shows the growth of a hypothetical $1,000 investment in the variable investment options over the periods shown. Both Tables 1 and 2 take into account all fees and charges under the contract, but do not reflect the charges for any applicable taxes such as premium taxes, or any applicable annuity administrative fee.

Tables 3, 4 and 5 show the rates of return of the variable investment options on an annualized, cumulative, and year-by-year basis. These tables take into account all fees and charges under the contract, but do not reflect the annual administrative charge and any withdrawal charge, or charges for any applicable taxes such as premium taxes, or any applicable annuity administrative fee. If the charges were reflected they would effectively reduce the rates of return shown.

In all cases the results shown are based on the actual historical investment experience of the Portfolios in which the variable investment options invest. In some cases, the results shown relate to periods when the variable investment options and/or the contracts were not available. In those cases, we adjusted the results of the Portfolios to reflect the charges under the contracts that would have applied had the investment options and/or contracts been available. The contracts are being offered for the first time as of the date of this prospectus.

In addition, we have adjusted the results prior to October 1996, when The Hudson River Trust Class IB shares were not available, to reflect the 12b-1 fees currently imposed. Finally, the results shown for the Alliance Money Market, Alliance Balanced, Alliance Common Stock and Alliance Aggressive Stock options for periods before those options were operated as part of a unit investment trust reflect the results of the separate accounts that preceded them. The "Since portfolio inception" figures for these options are based on the date of inception of the preceding separate accounts. We have adjusted these results to reflect the fee and expense structure in effect for Separate Account A as a unit investment trust. See "The Reorganization" in the SAI for additional information.

All rates of return presented are time-weighted and include reinvestment of investment income, including interest and dividends.

BENCHMARKS

Tables 3 and 4 compare the performance of variable investment options to market indices that serve as benchmarks. Market indices are not subject to any charges for investment advisory fees, brokerage commission or other operating expenses typically associated with a managed portfolio. Also, they do not reflect other charges such as the mortality and expense risks and other expense charges, annual administrative charge, or any withdrawal charge, under the contracts. Comparisons with these benchmarks, therefore, may be of limited use. We include them because they are widely known and may help you to understand the universe of securities from which each Portfolio is likely to select its holdings. Benchmark data reflect the reinvestment of dividend income. The benchmarks include:

--------------------------------------------------------------------------------
58 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ALLIANCE AGGRESSIVE STOCK: 50% Russell 2000 Index and 50%
  Standard & Poor's Mid-Cap Total Return Index.

ALLIANCE BALANCED: 50% Standard & Poor's 500 and 50% Lehman
  Government/Corporate Bond Index.

ALLIANCE COMMON STOCK: Standard & Poor's 500 Index.

ALLIANCE CONSERVATIVE INVESTORS: 70% Lehman Treasury Bond
 Composite Index and 30% Standard & Poor's 500 Index.

ALLIANCE EQUITY INDEX: Standard & Poor's 500 Index.

ALLIANCE GLOBAL: Morgan Stanley Capital International World Index.

ALLIANCE GROWTH & INCOME: 75% Standard & Poor's 500 Index and 25% Value Line Convertibles Index.

ALLIANCE GROWTH INVESTORS: 30% Lehman Government/Corporate
  Bond Index and 70% Standard & Poor's 500 Index.

ALLIANCE HIGH YIELD: Merrill Lynch High Yield Master Index.

ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES: Lehman
  Intermediate Government Bond Index.

ALLIANCE INTERNATIONAL: Morgan Stanley Capital International
  Europe, Australia, Far East Index.

ALLIANCE MONEY MARKET: Salomon Brothers Three-Month T-Bill
  Index.

ALLIANCE QUALITY BOND: Lehman Aggregate Bond Index.

ALLIANCE SMALL CAP GROWTH: Russell 2000 Growth Index.

EQ/ALLIANCE PREMIER GROWTH: Standard & Poor's 500 Index.

CAPITAL GUARDIAN RESEARCH: Standard & Poor's 500 Index.

CAPITAL GUARDIAN U.S. EQUITY: Standard & Poor's 500 Index.

EQ/EVERGREEN: Russell 2000 Index.

EQ/EVERGREEN FOUNDATION: 60% Standard & Poor's 500
  Index/40% Lehman Brothers Aggregate Bond Index.

MFS EMERGING GROWTH COMPANIES: Russell 2000 Index.

MFS GROWTH WITH INCOME: Standard & Poor's 500 Index.

MFS RESEARCH: Standard & Poor's 500 Index.

MERRILL LYNCH BASIC VALUE EQUITY: Standard & Poor's 500 Index.

MERRILL LYNCH STRATEGY: 36% Standard & Poor's 500 Index/24%
  Morgan Stanley Capital International Europe, Australia, Far East Index/21% Salomon Brothers U.S. Treasury Bond 1 Year+ 14%
  Salomon Brothers World Government Bond (excluding U.S.)/and
  5% Three-Month U.S. Treasury Bill.

MORGAN STANLEY EMERGING MARKETS EQUITY: Morgan Stanley
  Capital International Emerging Markets Free Price Return Index.

EQ/PUTNAM BALANCED: 60% Standard & Poor's 500 Index and 40%
  Lehman Government/Corporate Bond Index.

EQ/PUTNAM GROWTH & INCOME VALUE: Standard & Poor's 500
  Index.

--------------------------------------------------------------------------------
T. ROWE PRICE EQUITY INCOME: Standard & Poor's 500 Index.

T. ROWE PRICE INTERNATIONAL STOCK: Morgan Stanley Capital
  International Europe, Australia, Far East Index.

WARBURG PINCUS SMALL COMPANY VALUE: Russell 2000 Index.
--------------------------------------------------------------------------------

LIPPER SURVEY. The Lipper Variable Insurance Products Performance Analysis Survey (Lipper Survey) records the performance of a large group of variable annuity products, including managed separate accounts of insurance companies. According to Lipper Analytical Services, Inc., the data are presented net of investment management fees, direct operating expenses and asset-based charges applicable under annuity contracts. Lipper data provide a more accurate picture than market benchmarks of the EQUI-VEST Express performance relative to other variable annuity products.

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                                                       59 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    TABLE 1
 AVERAGE ANNUAL TOTAL RETURN UNDER A CONTRACT SURRENDERED ON DECEMBER 31, 1998

------------------------------------------------------------------------------------------------
                                                              LENGTH OF INVESTMENT PERIOD
                                         -------------------------------------------------------
                                                                             SINCE     PORTFOLIO
                                             1      3       5       10     PORTFOLIO   INCEPTION
VARIABLE INVESTMENT OPTIONS                 YEAR   YEARS   YEARS   YEARS   INCEPTION     DATE*
------------------------------------------------------------------------------------------------
Alliance Aggressive Stock                                                                5/1/84
------------------------------------------------------------------------------------------------
Alliance Balanced                                                                        5/1/84
------------------------------------------------------------------------------------------------
Alliance Common Stock                                                                    8/1/68
------------------------------------------------------------------------------------------------
Alliance Conservative Investors                                                         10/2/89
------------------------------------------------------------------------------------------------
Alliance Equity Index                                                                    3/1/94
------------------------------------------------------------------------------------------------
Alliance Global                                                                         8/27/87
------------------------------------------------------------------------------------------------
Alliance Growth & Income                                                                10/1/93
------------------------------------------------------------------------------------------------
Alliance Growth Investors                                                               10/2/89
------------------------------------------------------------------------------------------------
Alliance High Yield                                                                      1/2/87
------------------------------------------------------------------------------------------------
Alliance Intermediate Government Securities                                              4/1/91
------------------------------------------------------------------------------------------------
Alliance International                                                                   4/3/95
------------------------------------------------------------------------------------------------
Alliance Money Market                                                                   5/11/82
------------------------------------------------------------------------------------------------
Alliance Quality Bond                                                                   10/1/93
------------------------------------------------------------------------------------------------
Alliance Small Cap Growth          [To be inserted by Amendment]                         5/1/97
------------------------------------------------------------------------------------------------
MFS Emerging Growth Companies                                                            5/1/97
------------------------------------------------------------------------------------------------
MFS Research                                                                             5/1/97
------------------------------------------------------------------------------------------------
Merrill Lynch Basic Value Equity                                                         5/1/97
------------------------------------------------------------------------------------------------
Merrill Lynch World Strategy                                                             5/1/97
------------------------------------------------------------------------------------------------
Morgan Stanley Emerging Markets Equity                                                  8/20/97
------------------------------------------------------------------------------------------------
E/Q Putnam Balanced                                                                      5/1/97
------------------------------------------------------------------------------------------------
E/Q Putnam Growth & Income Value                                                         5/1/97
------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income                                                              5/1/97
------------------------------------------------------------------------------------------------
T. Rowe Price International Stock                                                        5/1/97
------------------------------------------------------------------------------------------------
Warburg Pincus Small Company Value                                                       5/1/97
------------------------------------------------------------------------------------------------

* The inception dates for the Portfolios that became available on or after December 31, 1998 and are therefore not shown in the tables are; EQ/Evergreen, EQ/Evergreen Foundation, and MFS Growth with Income (December 31, 1998), EQ/Alliance Premiere Growth, Capital Guardian Research, and Capital Guardian U.S. Equity (May 1, 1999).

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60 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     TABLE 2
       GROWTH OF $1,000 UNDER A CONTRACT SURRENDERED ON DECEMBER 31, 1998

------------------------------------------------------------------------------------------------
                                                              LENGTH OF INVESTMENT PERIOD
                                         -------------------------------------------------------
                                                                             SINCE     PORTFOLIO
                                             1      3       5       10     PORTFOLIO   INCEPTION
VARIABLE INVESTMENT OPTIONS                 YEAR   YEARS   YEARS   YEARS   INCEPTION     DATE*
------------------------------------------------------------------------------------------------
Alliance Aggressive Stock
------------------------------------------------------------------------------------------------
Alliance Balanced
------------------------------------------------------------------------------------------------
Alliance Common Stock
------------------------------------------------------------------------------------------------
Alliance Conservative Investors
------------------------------------------------------------------------------------------------
Alliance Equity Index
------------------------------------------------------------------------------------------------
Alliance Global
------------------------------------------------------------------------------------------------
Alliance Growth & Income
------------------------------------------------------------------------------------------------
Alliance Growth Investors
------------------------------------------------------------------------------------------------
Alliance High Yield
------------------------------------------------------------------------------------------------
Alliance Intermediate Government Securities
------------------------------------------------------------------------------------------------
Alliance International
------------------------------------------------------------------------------------------------
Alliance Money Market
------------------------------------------------------------------------------------------------
Alliance Quality Bond                          [To be inserted by Amendment]
------------------------------------------------------------------------------------------------
Alliance Small Cap Growth
------------------------------------------------------------------------------------------------
MFS Emerging Growth Companies
------------------------------------------------------------------------------------------------
MFS Research
------------------------------------------------------------------------------------------------
Merrill Lynch Basic Value Equity
------------------------------------------------------------------------------------------------
Merrill Lynch World Strategy
------------------------------------------------------------------------------------------------
Morgan Stanley Emerging Markets Equity
------------------------------------------------------------------------------------------------
E/Q Putnam Balanced
------------------------------------------------------------------------------------------------
E/Q Putnam Growth & Income Value
------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income
------------------------------------------------------------------------------------------------
T. Rowe Price International Stock
------------------------------------------------------------------------------------------------
Warburg Pincus Small Company Value
------------------------------------------------------------------------------------------------

* Portfolios inception dates are shown in Table 1.

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                                                       61 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     TABLE 3
         ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998

-------------------------------------------------------------------------------------------------------------
                                                                                                    SINCE
                                                                                                 PORTFOLIO
                                       1 YEAR      3 YEARS     5 YEARS    10 YEARS    20 YEARS   INCEPTION*
-------------------------------------------------------------------------------------------------------------
ALLIANCE AGGRESSIVE STOCK          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Mid-Cap Growth                 12.16%       16.33%      14.87%      15.44%         --       13.95%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              8.28%       17.77%      15.56%      16.49%         --       15.78%
-------------------------------------------------------------------------------------------------------------
ALLIANCE BALANCED                  (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Balanced                       13.48%       15.79%      13.84%      12.97%         --       13.56%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             19.02%       18.70%      16.88%      15.21%         --       15.37%
-------------------------------------------------------------------------------------------------------------
ALLIANCE COMMON STOCK              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth                         22.86%       22.23%      18.63%      16.72%      16.30%      11.34%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%       28.23%      24.06%      19.21%      17.76%      12.75%
-------------------------------------------------------------------------------------------------------------
ALLIANCE CONSERVATIVE INVESTORS    (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Income                         14.20%       15.62%      14.31%         --          --       12.55%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             15.59%       14.45%      13.37%         --          --       12.08%
-------------------------------------------------------------------------------------------------------------
ALLIANCE EQUITY INDEX              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper S&P 500 Index Funds            28.05%       27.67%         --          --          --       24.31%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%       28.23%         --          --          --       24.79%
-------------------------------------------------------------------------------------------------------------
ALLIANCE GLOBAL                    (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Global                         14.34%       14.67%      11.98%      11.21%         --        9.64%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             24.34%       17.77%      15.68%      10.66%         --        9.55%
-------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH & INCOME           (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth & Income                15.61%       21.25%      18.35%         --          --       17.89%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             20.10%       23.99%      21.07%         --          --       20.48%
-------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH INVESTORS          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Flexible Portfolio             14.20%       15.62%      14.31%         --          --       12.55%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             22.85%       22.69%      19.96%         --          --       15.55%
-------------------------------------------------------------------------------------------------------------
ALLIANCE HIGH YIELD                (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper High Yield                     (0.44)%       8.21%       7.37%       9.34%         --        8.97%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              3.66%        9.11%       9.01%      11.08%         --       10.72%
-------------------------------------------------------------------------------------------------------------
ALLIANCE INTERMEDIATE GOVERNMENT
  SECURITIES                        (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper U.S. Government                 7.68%        6.21%       5.91%         --          --        7.25%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              8.49%        6.74%       6.45%         --          --        7.60%
-------------------------------------------------------------------------------------------------------------
ALLIANCE INTERNATIONAL             (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper International                  13.02%        9.94%         --          --          --       10.74%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             20.00%        9.00%         --          --          --        9.68%
-------------------------------------------------------------------------------------------------------------
ALLIANCE MONEY MARKET              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Money Market                    4.84%        4.87%       4.77%       5.20%         --        6.34%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              5.05%        5.18%       5.11%       5.44%                   6.41%
-------------------------------------------------------------------------------------------------------------
ALLIANCE QUALITY BOND              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Corporate Bond A-Rated          7.47%        6.38%       6.54%         --          --        6.21%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              8.69%        7.29%       7.27%         --          --        6.92%
-------------------------------------------------------------------------------------------------------------
ALLIANCE SMALL CAP GROWTH          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Small-Cap                      (0.33)%         --          --          --          --       16.72%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              1.23%          --          --          --          --       16.58%
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
62 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               TABLE 3 (CONTINUED)
         ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998

-------------------------------------------------------------------------------------------------------------
                                                                                                    SINCE
                                                                                                 PORTFOLIO
                                       1 YEAR      3 YEARS     5 YEARS    10 YEARS    20 YEARS   INCEPTION*
-------------------------------------------------------------------------------------------------------------
MFS EMERGING GROWTH COMPANIES         (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Mid-Cap                          15.97%      --          --          --          --        22.72%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              ( 2.54)%     --          --          --          --        14.53%
-------------------------------------------------------------------------------------------------------------
MFS RESEARCH                          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth                           25.82%      --          --          --          --        28.73%
-------------------------------------------------------------------------------------------------------------
 Benchmark                               28.58%      --          --          --          --        31.63%
-------------------------------------------------------------------------------------------------------------
MERRILL LYNCH BASIC VALUE EQUITY      (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth & Income                  15.54%      --          --          --          --        21.32%
-------------------------------------------------------------------------------------------------------------
 Benchmark                               28.58%      --          --          --          --        31.63%
-------------------------------------------------------------------------------------------------------------
MERRILL LYNCH WORLD STRATEGY          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Global Flexible Portfolio         9.34%      --          --          --          --        11.15%
-------------------------------------------------------------------------------------------------------------
 Benchmark                               19.55%      --          --          --          --        20.00%
-------------------------------------------------------------------------------------------------------------
MORGAN STANLEY EMERGING MARKETS
 EQUITY                               (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Emerging Markets                (30.50)%     --          --          --          --        36.28)%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              (25.34)%     --          --          --          --        28.92)%
-------------------------------------------------------------------------------------------------------------
 EQ/PUTNAM BALANCED                   (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Balanced                         14.61%      --          --          --          --        17.83%
-------------------------------------------------------------------------------------------------------------
 Benchmark                               21.36%      --          --          --          --        23.48%
-------------------------------------------------------------------------------------------------------------
 EQ/PUTNAM GROWTH & INCOME VALUE      (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth & Income                  15.54%      --          --          --          --        21.32%
-------------------------------------------------------------------------------------------------------------
 Benchmark                               28.58%      --          --          --          --        31.63%
-------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE EQUITY INCOME          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Equity Income                    10.76%      --          --          --          --        19.07%
-------------------------------------------------------------------------------------------------------------
 Benchmark                               28.58%      --          --          --          --        31.63%
-------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE INTERNATIONAL STOCK    (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper International                    12.17%      --          --          --          --         9.06%
-------------------------------------------------------------------------------------------------------------
 Benchmark                               20.00%      --          --          --          --        13.43%
-------------------------------------------------------------------------------------------------------------
 WARBURG PINCUS SMALL COMPANY
  VALUE                               (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Small-Cap                         1.53%      --          --          --          --        16.77%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              ( 2.54)%     --          --          --          --        14.53%
-------------------------------------------------------------------------------------------------------------

*    Portfolios inception dates are shown in Table 1.

--------------------------------------------------------------------------------
                                                       63 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     TABLE 4
         CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998

-------------------------------------------------------------------------------------------------------------
                                                                                                    SINCE
                                                                                                 PORTFOLIO
                                       1 YEAR      3 YEARS     5 YEARS    10 YEARS    20 YEARS   INCEPTION*
-------------------------------------------------------------------------------------------------------------
ALLIANCE AGGRESSIVE STOCK          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Mid-Cap Growth                 12.16%       58.64%     102.73%     334.88%            --       613.05%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              8.28%       63.35%     106.12%     360.30%            --       759.55%
-------------------------------------------------------------------------------------------------------------
ALLIANCE BALANCED                  (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Balanced                       13.48%       55.60%      91.92%     240.69%            --       553.21%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             19.02%       67.24%     118.08%     311.86%            --       715.64%
-------------------------------------------------------------------------------------------------------------
ALLIANCE COMMON STOCK              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth                         22.86%       84.52%     138.97%     388.00%      2,185.68%    1,203.81%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%      110.85%     193.91%     479.62%      2,530.43%    3,755.68%
-------------------------------------------------------------------------------------------------------------
ALLIANCE CONSERVATIVE INVESTORS    (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Income                         14.20%       55.28%      97.15%         --             --       202.48%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             15.59%       49.92%      87.28%         --             --       187.40%
-------------------------------------------------------------------------------------------------------------
ALLIANCE EQUITY INDEX              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper S&P 500 Index Funds            28.05%      108.12%         --          --             --       186.34%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%      110.85%         --          --             --       192.17%
-------------------------------------------------------------------------------------------------------------
ALLIANCE GLOBAL                    (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Global                         14.34%       51.58%      77.94%     194.96%            --       188.08%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             24.34%       63.34%     107.19%     175.31%            --       181.57%
-------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH & INCOME           (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth & Income                15.61%       79.05%     133.95%         --             --       139.10%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             20.10%       90.62%     160.09%         --             --       166.00%
-------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH INVESTORS          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Flexible Portfolio             14.20%       55.28%      97.15%         --             --       202.45%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             22.85%       84.68%     148.41%         --             --       280.88%
-------------------------------------------------------------------------------------------------------------
ALLIANCE HIGH YIELD                (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper High Yield                     (0.44)%      26.80%      43.00%     145.62%            --       182.21%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              3.66%       29.90%      53.96%     186.01%            --       239.69%
-------------------------------------------------------------------------------------------------------------
ALLIANCE INTERMEDIATE
 GOVERNMENT SECURITIES             (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper U.S. Government                 7.68%       19.84%      33.36%         --             --        72.35%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              8.49%       21.61%      36.71%         --             --        76.55%
-------------------------------------------------------------------------------------------------------------
ALLIANCE INTERNATIONAL             (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper International                  13.02%       33.62%         --          --             --        47.74%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             20.00%       29.52%         --          --             --        41.40%
-------------------------------------------------------------------------------------------------------------
ALLIANCE MONEY MARKET              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Money Market                    4.84%       15.34%      26.25%      66.09%            --       178.83%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              5.05%       16.35%      28.27%      69.88%            --       181.74%
-------------------------------------------------------------------------------------------------------------
ALLIANCE QUALITY BOND              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Corporate Bond A-Rated          7.47%       20.42%      37.37%         --             --        37.26%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              8.69%       23.51%      42.06%         --             --        42.14%
-------------------------------------------------------------------------------------------------------------
ALLIANCE SMALL CAP GROWTH          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Small-Cap                      (0.33)%         --          --          --             --        28.98%
-------------------------------------------------------------------------------------------------------------
 Benchmark                              1.23%          --          --          --             --        29.23%
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
64  INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              TABLE 4 (CONTINUED)
        CUMULATIVE RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1998

-------------------------------------------------------------------------------------------------------------
                                                                                                    SINCE
                                                                                                 PORTFOLIO
                                       1 YEAR      3 YEARS     5 YEARS    10 YEARS    20 YEARS   INCEPTION*
-------------------------------------------------------------------------------------------------------------
MFS EMERGING GROWTH COMPANIES        (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Mid-Cap                        15.97%         --          --          --          --       42.16%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             (2.54)%        --          --          --          --       25.40%
-------------------------------------------------------------------------------------------------------------
MFS RESEARCH                         (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth                         25.82%         --          --          --          --       52.86%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%         --          --          --          --       57.60%
-------------------------------------------------------------------------------------------------------------
MERRILL LYNCH BASIC VALUE EQUITY     (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth & Income                15.54%         --          --          --          --       15.59%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%         --          --          --          --       57.60%
-------------------------------------------------------------------------------------------------------------
MERRILL LYNCH WORLD STRATEGY         (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Global Flexible Portfolio       9.34%         --          --          --          --       19.41%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             19.55%         --          --          --          --       33.33%
-------------------------------------------------------------------------------------------------------------
MORGAN STANLEY EMERGING MARKETS
 EQUITY                              (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Emerging Markets              (30.50)%        --          --          --          --       45.67)%
-------------------------------------------------------------------------------------------------------------
 Benchmark                            (25.34)%        --          --          --          --       36.71)%
-------------------------------------------------------------------------------------------------------------
EQ/PUTNAM BALANCED                   (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Balanced                       14.61%         --          --          --          --       31.59%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             21.36%         --          --          --          --       42.22%
-------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME VALUE      (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Growth & Income                15.54%         --          --          --          --       38.49%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%         --          --          --          --       57.60%
-------------------------------------------------------------------------------------------------------------
T. ROWE PRICE EQUITY INCOME          (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Equity Income                  10.76%         --          --          --          --       33.92%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             28.58%         --          --          --          --       57.60%
-------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL STOCK    (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper International                  12.17%         --          --          --          --       15.88%
-------------------------------------------------------------------------------------------------------------
 Benchmark                             20.00%         --          --          --          --       23.42%
-------------------------------------------------------------------------------------------------------------
WARBURG PINCUS SMALL COMPANY
  VALUE                               (To be inserted by Amendment)
-------------------------------------------------------------------------------------------------------------
 Lipper Small-Cap                       1.53%         --          --          --          --       29.95%
-------------------------------------------------------------------------------------------------------------
 Benchmark                            ( 2.54)%        --          --          --          --       25.40%
-------------------------------------------------------------------------------------------------------------

*    Portfolios inception dates are shown in Table 1.

--------------------------------------------------------------------------------
                                                       65 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    TABLE 5
                         YEAR-BY-YEAR RATES OF RETURN

-----------------------------------------------------------------------------------------------------------------
                                    1989    1990    1991    1992    1993    1994    1995    1996    1997   1998
-----------------------------------------------------------------------------------------------------------------
Alliance Aggressive Stock
-----------------------------------------------------------------------------------------------------------------
Alliance Balanced
-----------------------------------------------------------------------------------------------------------------
Alliance Common Stock
-----------------------------------------------------------------------------------------------------------------
Alliance Conservative Investors
-----------------------------------------------------------------------------------------------------------------
Alliance Equity Index
-----------------------------------------------------------------------------------------------------------------
Alliance Global
-----------------------------------------------------------------------------------------------------------------
Alliance Growth & Income
-----------------------------------------------------------------------------------------------------------------
Alliance Growth Investors
-----------------------------------------------------------------------------------------------------------------
Alliance High Yield
-----------------------------------------------------------------------------------------------------------------
Alliance Intermediate Government
  Securities
-----------------------------------------------------------------------------------------------------------------
Alliance International
-----------------------------------------------------------------------------------------------------------------
Alliance Money Market
-----------------------------------------------------------------------------------------------------------------
Alliance Quality Bond
-----------------------------------------------------------------------------------------------------------------
Alliance Small Cap Growth
-----------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Companies
-----------------------------------------------------------------------------------------------------------------
MFS Research
-----------------------------------------------------------------------------------------------------------------
Merrill Lynch Basic Value Equity
-----------------------------------------------------------------------------------------------------------------
Merrill Lynch World Strategy
-----------------------------------------------------------------------------------------------------------------
Morgan Stanley Emerging Markets
  Equity
-----------------------------------------------------------------------------------------------------------------
E/Q Putnam Balanced
-----------------------------------------------------------------------------------------------------------------
E/Q Putnam Growth & Income Value
-----------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income
-----------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock
-----------------------------------------------------------------------------------------------------------------
Warburg Pincus Small Company
  Value
-----------------------------------------------------------------------------------------------------------------

+ Returns for these portfolios represent less than 12 months of performance. The returns are as of each Portfolio inception date as shown in Table 1.

--------------------------------------------------------------------------------
66 INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMMUNICATING PERFORMANCE DATA

In reports or other communications to contract owners or in advertising material, we may describe general economic and market conditions affecting our variable investment options, and the Portfolios and may compare the performance or ranking of those options and the Portfolios with:

o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc., VARDS, or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

o other appropriate indices of investment securities and averages for peer universes of mutual funds; or

o    data developed by us derived from such indices or averages.

We also may furnish to present or prospective contract owners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:

--------------------------------------------------------------------------------
Barron's                                      Money Management Letter
--------------------------------------------------------------------------------
Morningstar's Variable Annuity                Investment Dealers Digest
--------------------------------------------------------------------------------
 Sourcebook                                   National Underwriter
--------------------------------------------------------------------------------
Business Week                                 Pension & Investments
--------------------------------------------------------------------------------
Forbes                                        USA Today
--------------------------------------------------------------------------------
Fortune                                       Investor's Business Daily
--------------------------------------------------------------------------------
Institutional Investor                        The New York Times
--------------------------------------------------------------------------------
Money                                         The Wall Street Journal
--------------------------------------------------------------------------------
Kiplinger's Personal Finance                  The Los Angeles Times
--------------------------------------------------------------------------------
Financial Planning                            The Chicago Tribune
--------------------------------------------------------------------------------
Investment Adviser
--------------------------------------------------------------------------------
Investment Management Weekly
--------------------------------------------------------------------------------

Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of funds with similar investment objectives in its Lipper Survey. Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

o The "separate account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable Life and annuity contracts; and

o The "mutual fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

The Morningstar Variable Annuity/Life Report consists of nearly 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges. VARDS is a monthly reporting service that monitors approximately 2,500 variable life and variable annuity funds on performance and account information.

YIELD INFORMATION

Current yield for the Alliance Money Market option will be based on net changes in a hypothetical investment over a given seven-day period, exclusive of capital changes, and then "annualized" (assuming that the same seven-day result would occur each week for 52 weeks). Current yield for the other options will be based on net changes in a hypothetical investment over a given 30-day period, exclusive of capital changes, and then "annualized" (assuming that the same 30-day result would occur each month for 12 months).

"Effective yield" is calculated in a similar manner, but when annualized, any income earned by the investment is assumed to be reinvested. The "effective yield" will be slightly higher than the "current yield" because any earnings are compounded weekly for the Alliance Money Market option. The yields and effective yields assume the deduction of all

--------------------------------------------------------------------------------
                                                      67  INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

contract charges and expenses other than the annual administrative charge, withdrawal charge, and any charge for taxes such as premium tax. For more information, see "Alliance Money Market Option and other Yield information" in the SAI.

--------------------------------------------------------------------------------
68  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
--------------------------------------------------------------------------------

10
Incorporation of certain documents by reference

--------------------------------------------------------------------------------

      Equitable Life's annual report on Form 10-K for the year ended December 31, 1998 and a current report on Form 8-K dated April 9, 1999, are considered to be a part of this prospectus because they are incorporated by reference.

      After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") will be considered to become part of this prospectus because they are incorporated by reference.

      Any statement contained in a document that is or becomes part of this prospectus, will be considered changed or replaced for purposes of this prospectus if a statement contained in this prospectus changes or is replaced. Any statement that is considered to be a part of this prospectus because of its incorporation, will be considered changed or replaced for the purpose of this prospectus if a statement contained in any other subsequently filed document that is considered to be part of this prospectus changes or replaces that statement. After that, only the statement that is changed or replaced will be considered to be part of this prospectus.

      We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K and Form 10-Q, electronically according to EDGAR under CIK No. 0000727920. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      Upon written or oral request, we will provide, free of charge, to each person to whom this prospectus is delivered a copy of any or all of the documents considered to be part of this prospectus because they are incorporated herein. This does not include exhibits not specifically incorporated by reference into the text of such documents. Requests for documents should be directed to The Equitable Life Assurance Society of the United States, 1290 Avenue of the Americas, New York, New York 10104. Attention: Corporate Secretary (telephone: (212) 554-1234).

--------------------------------------------------------------------------------
A-1 APPENDIX: MARKET VALUE ADJUSTMENT EXAMPLE
--------------------------------------------------------------------------------

Appendix: Market Value Adjustment Example

--------------------------------------------------------------------------------


The example below shows how the market value adjustment would be determined and how it would be applied to a withdrawal, assuming that $100,000 had been invested on June 14, 1999 to a fixed maturity option with a maturity date of June 15, 2008 (i.e., nine years later) at a rate to maturity of 7.00%, resulting in a maturity value at the maturity date of $183,846. We further assume that a withdrawal of $50,000 is made four years later, on June 15, 2003.

-------------------------------------------------------------------------------------------------------------
                                                                  ASSUMED RATE TO MATURITY ON JUNE 15, 2003
                                                               ----------------------------------------------
                                                                        5.00%                    9.00%
-------------------------------------------------------------------------------------------------------------
AS OF JUNE 15, 2003 (BEFORE WITHDRAWAL)
-------------------------------------------------------------------------------------------------------------
(1) Market adjusted amount                                           $144,048                $ 119,487
-------------------------------------------------------------------------------------------------------------
(2) Fixed maturity amount                                            $131,080                $ 131,080
-------------------------------------------------------------------------------------------------------------
(3) Market value adjustment:
    (1) - (2)                                                        $ 12,968                $ (11,593)
-------------------------------------------------------------------------------------------------------------
ON JUNE 15, 2003 (AFTER WITHDRAWAL)
-------------------------------------------------------------------------------------------------------------
(4) Portion of market value adjustment associated with withdrawal:
    (3) x [$50,000/(1)]                                              $  4,501                $  (4,851)
-------------------------------------------------------------------------------------------------------------
(5) Reduction in fixed maturity amount
    [$50,000 - (4)]                                                  $ 45,499                $  54,851
-------------------------------------------------------------------------------------------------------------
(6) Fixed maturity amount (2) - (5)                                  $ 85,581                $  76,229
-------------------------------------------------------------------------------------------------------------
(7) Maturity value                                                   $120,032                $ 106,915
-------------------------------------------------------------------------------------------------------------
(8) Market adjusted amount of (7)                                    $ 94,048                $  69,487
-------------------------------------------------------------------------------------------------------------

You should note that under this example if a withdrawal is made when rates have increased from 7.00% to 9.00% (right column), a negative market value adjustment is realized. On the other hand, if a withdrawal is made when rates have decreased from 7.00% to 5.00% (left column), a positive market value adjustment is realized.

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                           PAGE

Required Minimum Distributions Option                                       2
Unit Values                                                                 2
Calculation of Annuity Payments                                             3
The Reorganization                                                          4
Custodian and Independent Accountants                                       5
Alliance Money Market Option Yield Information                              5
Other Yield Information                                                     6
Key Factors in Retirement Planning                                          6
Long-Term Market Trends                                                    10
Financial Statements                                                       12

HOW TO OBTAIN AN EQUI-VEST EXPRESS STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT A

Call 1-800-628-6673 or send this request form to:
  EQUI-VEST Express
  Processing Office
  The Equitable Life
  P.O. Box 2996
  New York, NY 10116-2996

--------------------------------------------------------------------------------
Please send me an EQUI-VEST Express Statement of Additional Information dated ,
     1999.
(Combination variable and fixed deferred annuity)

--------------------------------------------------------------------------------
Name:

--------------------------------------------------------------------------------
Address:

--------------------------------------------------------------------------------
City            State    Zip

888--

EQUI-VEST(R) Express(SM)                THE EQUITABLE LIFE ASSURANCE SOCIETY
A Combination Variable and Fixed        OF THE UNITED STATES
Deferred Annuity Contract               1290 AVENUE OF THE AMERICAS
                                        NEW YORK, NEW YORK 10104


STATEMENT OF ADDITIONAL INFORMATION
DATED ____________, 1999

--------------------------------------------------------------------------------

This statement of additional information ("SAI") is not a prospectus. It should be read in conjunction with the related prospectus for EQUI-VEST Express, dated ____ __, 1999. That prospectus provides detailed information concerning the contracts and the variable investment options, as well as the fixed maturity options, that fund the contracts. Each variable investment option is a subaccount of Equitable Life's Separate Account A. The fixed maturity options are part of Equitable Life's general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Processing Office (P.O. Box 2996, New York, NY 10116-2996), by calling toll-free, 1-800-628-6673, or by contacting your Equitable associate.


TABLE OF CONTENTS

Required minimum distributions option                                    2
Unit values                                                              2
Calculation of annuity payments                                          3
The Reorganization                                                       4
Custodian and independent accountants                                    5
Alliance Money Market option yield information                           5
Other yield information                                                  6
Key factors in retirement planning                                       6
Long-term market trends                                                 10
Financial statements                                                    12


Copyright 1999
The Equitable Life Assurance Society of the United States
New York, New York 10104
All rights reserved.
888-_______

Cat. No.

--------------------------------------------------------------------------------
2
--------------------------------------------------------------------------------

REQUIRED MINIMUM DISTRIBUTIONS OPTION

If you elect this feature designed for annuitants age 70 1/2 or older, described in the prospectus, each year we calculate your minimum distribution based on the account value as of December 31 of the prior calendar year and then calculate the minimum distribution amount based on the various choices you make. This does not apply to Roth IRA or NQ contracts.

You may choose whether the required minimum distribution will be calculated based on your life expectancy alone, or based on the joint life expectancies of you and your spouse. You may also choose (1) to have us recalculate your life expectancy (or joint life expectancy) each year, or (2) not recalculate your life expectancy. If you have chosen a joint life expectancy method of calculation with your spouse, you may choose to either have both lives recalculated or not recalculated.

When we recalculate life expectancy, that means that each calendar year we see what each individual's life expectancy is under Treasury Regulations. If life expectancy is not recalculated, it means that it is determined once, for the initial year, and in every subsequent year that number is reduced by one more year.

If you do not specify a method, IRS regulations require us to base a calculation on your life expectancy alone, recalculating it each year. If you do not specify that we should recalculate life expectancy, you cannot later apply your account value to an annuity payout.

The minimum distribution calculation takes into account withdrawals made during the current calendar year but prior to the date we determine your minimum distribution amount, except that when the required minimum distribution is elected in the year in which the annuitant attains age 71 1/2, no adjustment for withdrawals will be made for any withdrawals made between January 1 and April 1 of the year in which the election is made.

Please note that our required minimum distribution option does not provide for all the flexibility provided by federal law. For example, federal law permits you to recalculate your life expectancy and not your spouse's and to choose the joint life expectancy method with a beneficiary other than your spouse. See your tax adviser.

UNIT VALUES

Unit values are determined at the end of each "valuation period" for each of the variable investment options. A valuation period is each business day together with any consecutive preceding non-business day. The unit values for EQUI-VEST Express may vary. The method of calculating unit values is set forth below.

The unit value for a variable investment option for any valuation period is equal to the unit value for the preceding valuation period multiplied by the "net investment factor" for the variable investment option for that valuation period. The net investment factor is:

     (a/b) - c

     where:

(a) is the value of the variable investment option's shares of the corresponding Portfolio at the end of the valuation period before giving effect to any amounts allocated to or withdrawn from the variable investment options for the valuation period. For this purpose, we use the share value reported to us by The Hudson River Trust. This share value is after deduction for investment advisory fees and direct expenses of The Hudson River Trust.

(b) is the value of the variable investment option's shares of the corresponding Portfolio at the end of the preceding valuation period (after any amounts allocated or withdrawn for that valuation period).

(c) is the daily Separate Account A asset charge for the expenses of the contracts times the number of calendar days in the valuation period, plus any charge for taxes or amounts set aside as a reserve for taxes.

--------------------------------------------------------------------------------
                                                                               3
--------------------------------------------------------------------------------

CALCULATION OF ANNUITY PAYMENTS

The calculation of monthly annuity payments under a contract takes into account the number of annuity units of each variable investment option credited under a contract, their respective annuity unit values, and a net investment factor. The annuity unit values used for EQUI-VEST Express may vary, although the method of calculating annuity unit values set forth below applies to all contracts. Annuity unit values will also vary by variable investment option.

For each valuation period, the adjusted net investment factor is equal to the net investment factor for the variable investment option reduced for each day in the valuation period by:

o .00013366 of the net investment factor for a contract with an assumed base rate of net investment return of 5% a year; or

o .00009425 of the net investment factor for a contract with an assumed base rate of net investment return of 3 1/2%.

Because of this adjustment, the annuity unit value rises and falls depending on whether the actual rate of net investment return (after charges) is higher or lower than the assumed base rate.

The assumed base rate will be 5%, except in states where that rate is not permitted. Annuity payments based upon an assumed base rate of 3 1/2% will at first be smaller than those based upon a 5% assumed base rate. Payments based upon a 3 1/2% rate, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling than those based upon a 5% rate.

The amounts of variable annuity payments are determined as follows:

Payments normally start on the business day specified on your election form, or on such other future date as specified therein. The first three monthly payments are the same. The initial payment will be calculated using the basis guaranteed in the applicable EQUI-VEST Express contract or our current basis, whichever would provide the higher initial benefit.

The first three payments depend on the assumed base rate of net investment return and the form of annuity chosen (and any fixed period). If the annuity involves a life contingency, the risk class and the age of the annuitants will affect payments.

Payments after the first three will vary according to the investment performance of the variable investment option(s) selected to fund the variable payments. After that, each monthly payment will be calculated by multiplying the number of annuity units credited by the average annuity unit value for the selected option for the second calendar month immediately preceding the due date of the payment. The number of units is calculated by dividing the first monthly payment by the annuity unit value for the valuation period which includes the due date of the first monthly payment. The average annuity unit value is the average of the annuity unit values for the valuation periods ending in that month.

ILLUSTRATION OF CALCULATION OF ANNUITY PAYMENTS
To show how we determine variable annuity payments, assume that the account value for an EQUI-VEST Express contract on a retirement date is enough to fund an annuity with a monthly payment of $100 and that the annuity unit value of the selected variable investment option for the valuation period that includes the due date of the first annuity payment is $3.74. The number of annuity units credited under the contract would be 26.74 (100 divided by 3.74 = 26.74). Based on a hypothetical average annuity unit value of $3.56 in October 1998, the annuity payment due in December 1998 would be $95.19 (the number of units (26.74) times $3.56).

THE REORGANIZATION

Equitable Life established Separate Account A as a stock account on August 1, 1968. It was one of four separate investment accounts used to fund retirement benefits under variable annuity certificates issued by us. Each of these separate accounts, which included the predecessors to the Alliance Money Market Fund, Alliance Balanced Fund, Alliance Common Stock Fund and Alliance Aggressive Stock Fund, was

--------------------------------------------------------------------------------
4
--------------------------------------------------------------------------------

organized as an open-end management investment company, with its own investment objectives and policies. Collectively, these separate accounts, as well as two other separate accounts which had been used to fund retirement benefits under certain other annuity contracts, are called the "predecessor separate accounts."

On December 18, 1987, the predecessor separate accounts were combined in part and reorganized into the Alliance Money Market, Alliance Balanced, Alliance Common Stock and Alliance Aggressive Stock Funds of Separate Account A. In connection with the Reorganization, all of the assets and investment-related liabilities of the predecessor separate accounts were transferred to a corresponding portfolio of The Equitable Trust in exchange for shares of the portfolios of The Equitable Trust, which were issued to these corresponding Funds of Separate Account A. On September 6, 1991, all of the shares of The Equitable Trust held by these Funds were replaced by shares of Portfolios of The Hudson River Trust corresponding to these Funds of Separate Account A.

CUSTODIAN AND INDEPENDENT ACCOUNTANTS

Equitable Life is the custodian for the shares of The Hudson River Trust and EQ Advisors Trust owned by Separate Account A.

The financial statements of Separate Account A as at December 31, 1998 and for the periods ended December 31, 1998 and 1997, and the consolidated financial statements of Equitable Life as at December 31, 1998 and 1997 and for each of the three years ended December 31, 1998 included in this SAI have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

ALLIANCE MONEY MARKET OPTION YIELD INFORMATION

The Alliance Money Market option calculates yield information for seven-day periods. To determine the seven-day rate of return, the net change in a unit value is computed by subtracting the unit value at the beginning of the period from the unit value, exclusive of capital changes, at the end of the period.

The net change is then reduced by the average administrative charge factor for your contract. This reduction is made to recognize the deduction of the annual administrative charge, which is not reflected in the unit value. See the applicable "Annual administrative charge" section under "Charges and expenses" in the prospectus. Unit values reflect all other accrued expenses of the Alliance Money Market option.

The adjusted net change is divided by the unit value at the beginning of the period to obtain the adjusted base period rate of return. This seven-day adjusted base period return is then multiplied by 365/7 to produce an annualized seven-day current yield figure carried to the nearest one-hundredth of one percent.

The actual dollar amount of the annual administrative charge for EQUI-VEST Express that is deducted from the Alliance Money Market option will vary based on the percentage of the aggregate account value allocated to the Alliance Money Market option. To determine the effect of the annual administrative charge on the yield, we start with the actual aggregate annual administrative charges, as a percentage of total assets held under EQUI-VEST Express. This amount is multiplied by 365/7 to produce an average administrative charge factor which is used in weekly yield computations for the ensuing year. The average administrative charge is then divided by the number of Alliance Money Market option units for the EQUI-VEST Express contract as of the end of the prior calendar year, and the resulting quotient is deducted from the net change in unit value for the seven-day period.

The effective yield is obtained by modifying the current yield to give effect to the compounding nature of the Alliance Money Market option's investments, as follows: the unannualized adjusted base period return is compounded by adding one to the adjusted base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, i.e., effective yield = (base period return + 1) 365/7 - 1. The Alliance Money Market option yields will fluctuate daily.

--------------------------------------------------------------------------------
                                                                               5
--------------------------------------------------------------------------------

Accordingly, yields for any given period are not necessarily representative of future results. In addition, the value of units of the Alliance Money Market option will fluctuate and not remain constant.

The Alliance Money Market option yields reflect charges that are not normally reflected in the yields of other investments and therefore may be lower when compared with yields of other investments. Alliance Money Market option yields should not be compared to the return on fixed-rate investments which guarantee rates of interest for specified periods, such as the guaranteed interest account or bank deposits. The yield should not be compared to the yield of money market funds made available to the general public because their yields usually are calculated on the basis of a constant $1 price per share and they pay out earnings in dividends which accrue on a daily basis.

OTHER YIELD INFORMATION

The thirty-day yield figures reflect the highest charges that are currently being assessed under any EQUI-VEST Express contract.

The effective yield is obtained by giving effect to the compounding nature of the variable investment option's investments, as follows: the sum of the 30-day adjusted return, plus one, is raised to a power equal to 365 divided by 30, and subtracting one from the result.

Because the Equitable EQUI-VEST Express contracts described in the prospectus are being offered for the first time in 1999, no yield information is presented.

KEY FACTORS IN RETIREMENT PLANNING

INTRODUCTION
Equitable Life offers retirement programs that are available to help meet the retirement needs of individuals and of employers, businesses, and certain tax-exempt organizations. In assessing these retirement needs, some key factors need to be addressed: (1) the impact of inflation on fixed retirement incomes;
(2) the importance of starting to plan early for retirement; (3) the benefits of tax deferral; and (4) the selection of an appropriate investment strategy. Each of these factors is addressed below.

--------------------------------------------------------------------------------
Unless otherwise noted, all of the following presentations use an assumed annual rate of return of 7.5% compounded annually. This rate of return is for illustrative purposes only and is not intended to represent an expected or guaranteed rate of return for any investment vehicle. In addition, unless otherwise noted, none of the illustrations reflect any charges that may be applied under a particular investment vehicle. Such charges would effectively reduce the actual return under any investment vehicle.
--------------------------------------------------------------------------------

All earnings in these presentations are assumed to accumulate tax deferred unless otherwise noted. Most programs designed for retirement savings offer tax deferral. Amounts withdrawn generally are taxable and a 10% penalty tax may apply to premature withdrawals. Certain retirement programs prohibit early withdrawals. See "Tax information" in the prospectus. Where taxes are taken into consideration in these presentations, a 28% tax rate is assumed.

The source of the data used by us to compile the charts which appear in this section (other than charts 1, 2, 3 and 4) is Ibbotson Associates, Inc., Chicago, Stocks, Bonds, Bills and Inflation 1999 Yearbook.(TM) All rights reserved.

In reports or other communications or in advertising material, we may make use of these or other graphic or numerical illustrations that we prepare showing the impact of inflation, planning early for retirement, tax deferral, diversification and other concepts important to retirement planning.

INFLATION
Inflation erodes purchasing power. This means that, in an inflationary period, the dollar is worth less as time passes. Because many people live on a fixed income during retirement, inflation is of particular concern to them. The charts on the next page illustrate the detrimental impact of inflation over an extended period of time. Between 1968 and 1998, the average annual inflation rate was 5.24%. As demonstrated in

--------------------------------------------------------------------------------
6
--------------------------------------------------------------------------------

Chart 1, this 5.24% average annual rate of inflation would cause the purchasing power of $35,000 to decrease to only $7,562 after 30 years.

In Chart 2, the impact of inflation is examined from another perspective. Specifically, the chart illustrates the additional income needed to maintain the purchasing power of $35,000 over a thirty-year period. Again, the 1968-1998 historical inflation rate of 5.24% is used. In this case, an additional $126,992 would be required to maintain the purchasing power of $35,000 after 30 years.

                                     CHART 1

[THE FOLLOWING DATA WERE REPRESENTED AS A
SHADED VERTICAL BAR GRAPH IN THE PRINTED DOCUMENT:]

                        (Income)
Today                   35,000
10 Years                21,002
20 Years                12,602
30 Years                 7,562

[END OF GRAPHICALLY REPRESENTED DATA]

                                     CHART 2

[THE FOLLOWING DATA WERE REPRESENTED AS A SHADED
VERTICAL BAR GRAPH IN THE PRINTED DOCUMENT:]

                      Annual
                      Income             Increase
                      Needed               Needed
Today                  35,000                   -
10 Years               58,328              23,325
20 Years               97,204              62,204
30 Years              161,992             126,992

[END OF GRAPHICALLY REPRESENTED DATA]

STARTING EARLY
The impact of inflation accentuates the need to begin a retirement program early. The value of starting early is illustrated in the following charts. As shown in Chart 3, if an individual makes annual contributions of $2,500 to his retirement program beginning at age 30, he would accumulate $414,551 by age 65 under the assumptions described earlier. If that individual waited until age 50, he would only accumulate $70,193 by age 65 under the same assumptions.

--------------------------------------------------------------------------------
                                                                               7
--------------------------------------------------------------------------------
                                     CHART 3

[THE FOLLOWING DATA WERE REPRESENTED AS A SHADED
AREA GRAPH IN THE PRINTED DOCUMENT:]

[BLACK:]  Age 50      $0          $0          $0          $0           $0      $15,610      $38,020      $70,193
[WHITE:]  Age 40      $0          $0          $0     $15,610      $38,020      $70,193     $116,381     $182,691
[GRAY:]   Age 30      $0     $15,610     $38,020     $70,193     $116,381     $182,691     $277,886     $414,551

[END OF GRAPHICALLY REPRESENTED DATA]

In Table 1, the impact of starting early is demonstrated in another format. For example, if an individual invests $300 monthly, he would accumulate $387,193 in thirty years under our assumptions. In contrast, if that individual invested the same $300 per month for 15 years, he would accumulate only $97,804 under our assumptions.

                                     TABLE 1

-----------------------------------------------------------------------------
 MONTHLY
 CONTRI-         YEAR         YEAR         YEAR          YEAR         YEAR
 BUTION          10           15           20            25           30
-----------------------------------------------------------------------------
  $ 20        $ 3,532      $ 6,520      $ 10,811      $ 16,970    $ 25,813
-----------------------------------------------------------------------------
    50          8,829       16,301        27,027        42,425       64,532
-----------------------------------------------------------------------------
   100         17,659       32,601        54,053        84,851      129,064
-----------------------------------------------------------------------------
   200         35,317       65,202       108,107       169,701      258,129
-----------------------------------------------------------------------------
   300         52,976       97,804       162,160       254,552      387,193
-----------------------------------------------------------------------------

Chart 4 presents an additional way to demonstrate the significant impact of starting to make contributions to a retirement program earlier rather than later. It assumes that an individual had a goal to accumulate $250,000 (pre-tax) by age 65. If he starts at age 30, under our assumptions he could reach the goal by making a monthly pre-tax contribution of $130 (equivalent to $93 after taxes). The total net cost for the 30-year-old in this hypothetical example would be $39,265. If the individual in this hypothetical example waited until age 50, he would have to make a monthly pre-tax contribution of $747 (equivalent to $552 after taxes) to attain the goal, illustrating the importance of starting early.

                                     CHART 4

[THE FOLLOWING DATA WERE REPRESENTED AS A BLACK AND WHITE
VERTICAL BAR GRAPH IN THE PRINTED DOCUMENT:]

                            GOAL: $250,000 BY AGE 65

                                                         Tax Savings
                                                     and Tax-deferred
                                        Net Cost     Earnings at 7.5%
 $93 per month        Age 30           $ 39,265             $ 210,735
$212 per month        Age 40             63,641               186,359
$552 per month        Age 50             99,383               150,617

[END OF GRAPHICALLY REPRESENTED DATA]


TAX DEFERRAL
Contributing to a retirement plan early is part of an effective strategy for addressing the impact of inflation. Another part of such a strategy is to carefully select the types of retirement programs in which to invest. In deciding where to invest retirement contributions, there are three basic types of programs.

The first type offers the most tax benefits and, therefore, is potentially the most beneficial for accumulating funds for retirement. Contributions are made with pre-tax dollars or are tax deductible and earnings grow income tax deferred. Examples of this type of program that permit individuals to make contributions through personal savings or indirectly through employer-offered salary deferrals are deductible Individual Retirement Annuities (IRAs); Tax-Sheltered Annuities (TSAs).

--------------------------------------------------------------------------------
8
--------------------------------------------------------------------------------

The second type of program also provides for tax-deferred earnings growth; however, contributions are made with after-tax dollars. Examples of this type of program are non-deductible Traditional IRAs and non-qualified annuities.

The third approach to retirement savings is fully taxable. Contributions are made with after-tax dollars and earnings are taxed each year. Examples of this type of program include certificates of deposit, savings accounts and taxable stock, bond or mutual fund investments.

Consider an example. For the type of retirement program that offers both pre-tax contributions and tax deferral, assume that a $2,500 annual pre-tax contribution is made for thirty years. In this example, the retirement funds would be $_____ after thirty years (assuming a 7.5% rate of return, no withdrawals and assuming the deduction of a 0.95% Separate Account A daily asset charges and trust annual expense charges and a $30 administrative charge -- but no withdrawal charge) and such funds would be $277,886 without the effect of any charges. Assuming a lump sum withdrawal was made in year thirty and a 28% tax bracket, these amounts would be $___ and $200,078, respectively.

For the type of program that offers only tax deferral, assume an after-tax annual contribution of $1,800 for thirty years and the same rate of return. This after-tax contribution is derived by taxing the $2,500 pre-tax contribution, again assuming a 28% tax bracket. In this example, the retirement funds would be $____ after thirty years assuming the deduction of charges and no withdrawals, and $200,078 without the effect of charges. Assuming a lump sum withdrawal in year thirty, the total after-tax amount would be $_____ with charges deducted and $159,176 without charges.

For the fully taxable investment, assume an after-tax contribution of $1,800 for thirty years. Earnings are taxed annually. After thirty years, the amount of this fully taxable investment is $135,058. Keep in mind that taxable investments have fees and charges, too (investment advisory fees, administrative charges, 12b-1 fees, sales loads, brokerage commissions, etc.). We have not attempted to apply these fees and charges to the fully taxable amounts since this is intended merely as an example of tax deferral. Were such charges applied, the amounts in the fully taxable example would be lower. Again, it must be emphasized that the assumed rate of return of 7.5% compounded annually used in these examples is for illustrative purposes only and is not intended to represent a guaranteed or expected rate of return on any investment vehicle. Moreover, early withdrawals of tax-deferred investments are generally subject to a 10% penalty tax.

INVESTMENT OPTIONS
Selecting an appropriate retirement program is clearly an important part of an effective retirement planning strategy. Carefully choosing among investment options is another essential component.

As demonstrated in Chart 5, during the 1968-1998 period, common stock average annual returns outperformed the average annual returns of fixed investments, such as long-term government bonds and Treasury Bills (T-bills). See "Notes" at the end of this section. Common stocks earned an average annual return of 12.67% over this period, in contrast to 9.09% and 6.76% for the other two investment categories, respectively. Significantly, common stock returns also outpaced inflation, which grew at 5.24% over this period.

--------------------------------------------------------------------------------
                                                                               9
--------------------------------------------------------------------------------

                                     CHART 5

[THE FOLLOWING DATA WERE REPRESENTED AS A SHADED
VERTICAL BAR GRAPH IN THE PRINTED DOCUMENT:]

Average Annual Returns
1968-1998

Inflation 5.24%

T-bills                                   6.76%
Long-Term Government Bonds                9.09%
Common Stock (S&P 500)                   12.67%

[END OF GRAPHICALLY REPRESENTED DATA]

While Chart 5 illustrates that investments in common stocks outperformed fixed-income investments for the 1968-1998 period, many people prefer to diversify their investments by selecting a mix of fixed-income and growth investments. In Chart 6, the growth of a $1,000 investment is shown given various mixes of fixed-income and growth investments. See "Notes"at the end of this section.

                                     CHART 6

[THE FOLLOWING DATA WERE REPRESENTED AS A SHADED
VERTICAL BAR GRAPH IN THE TYPESET DOCUMENT:]

Growth of $1,000
1968-1998

100% T-bills                                       $7,113
70% Long-Term Government Bonds/30% Common Stock   $19,579
50% Long-Term Government Bonds/50% Common Stock   $24,118
100% Common Stock                                 $35,814

[END OF GRAPHICALLY REPRESENTED DATA]


NOTES

1. Common Stocks: Standard & Poor's (S&P) Composite Index is an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies. Results shown assume reinvestment of dividends. Both market value and return on common stock will vary.

2. U.S. Government Securities: Long-Term Government Bonds are measured using a one-bond portfolio constructed each year containing a bond with approximately a 20-year maturity and a reasonably current coupon. U.S. Treasury Bills are measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month. U.S. Government securities are guaranteed as to principal and interest and, if held to maturity, offer a fixed rate of return.

     However, market value and return on such securities will fluctuate prior to maturity.

--------------------------------------------------------------------------------
10
--------------------------------------------------------------------------------

EQUI-VEST Express can be effective for diversifying ongoing investments between various asset categories. In addition, for individuals investing a lump sum, special features are offered which help address the risk associated with timing the equity markets. A dollar cost averaging program is offered whereby an individual can contribute a lump sum in the Alliance Money Market option and then transfer a fixed-dollar amount into the growth-oriented options over a specified period of time. This cannot guarantee a profit or assure against loss in a declining market.

LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The follow-ing charts present historical return trends for various types of securities. The information presented, while not directly related to the performance of the investment options, helps to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs (e.g., the length of time until you retire, your financial requirements at retirement), you may be able to better determine how you wish to allocate plan contributions among the investment options available under your plan.

Historically, the long-term investment performance of common stocks has generally been superior to that of long- or short-term debt securities. For those investors who have many years until retirement, or whose primary focus is on long-term growth potential and protection against inflation, there may be advantages to allocating some or all of their account value to those variable investment options that invest in stocks.

                    GROWTH OF $1 INVESTED ON JANUARY 1, 1958
                      (VALUES ARE AS OF LAST BUSINESS DAY)

[THE FOLLOWING DATA WERE REPRESENTED AS A
SHADED AREA GRAPH IN THE PRINTED DOCUMENT:]


               Common Stock       Inflation
1958               1.00              1.00
1959               1.12              1.01
1960               1.12              1.03
1961               1.43              1.04
1962               1.30              1.05
1963               1.60              1.07
1964               1.86              1.08
1965               2.10              1.10
1966               1.88              1.14
1967               2.34              1.17
1968               2.59              1.23
1969               2.37              1.30
1970               2.47              1.37
1971               2.82              1.42
1972               3.36              1.47
1973               2.87              1.60
1974               2.11              1.79
1975               2.89              1.92
1976               3.58              2.01
1977               3.32              2.15
1978               3.54              2.34
1979               4.19              2.65
1980               5.55              2.98
1981               5.28              3.25
1982               6.41              3.37
1983               7.86              3.50
1984               8.35              3.64
1985              11.03              3.78
1986              13.07              3.82
1987              13.75              3.99
1988              16.07              4.16
1989              21.13              4.36
1990              20.46              4.62
1991              26.74              4.76
1992              28.75              4.90
1993              31.63              5.04
1994              32.04              5.17
1995              44.03              5.30
1996              54.19              5.48
1997              72.27              5.57
1998              92.93              5.67


[LIGHT SHADED AREA = COMMON STOCK]
[DARK SHADED AREA = INFLATION]

[END OF GRAPHICALLY REPRESENTED DATA]

Over shorter periods of time, however, common stocks tend to be subject to more dramatic changes in value than fixed-income (debt) securities. Investors who are nearing retirement age, or who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their account value to those variable investment options that invest in common stocks. The following graph illustrates the monthly fluctuations in value of $1 based on monthly returns of the Standard & Poor's 500 during 1990, a year that reflects the volatility inherent in the investment of common stocks.

--------------------------------------------------------------------------------
                                                                              11
--------------------------------------------------------------------------------

                    GROWTH OF $1 INVESTED ON JANUARY 1, 1990
                      (VALUES ARE AS OF LAST BUSINESS DAY)

[THE FOLLOWING DATA WERE REPRESENTED AS A BLACK AND WHITE LINE GRAPH IN THE PRINTED DOCUMENT:]

                       Intermediate-Term
                          Govt. Bonds               Common Stocks
  1/1/90                      1.00                      1.00
  Jan.                        0.99                      0.93
  Feb.                        0.99                      0.94
  Mar.                        0.99                      0.97
  Apr.                        0.98                      0.95
  May                         1.01                      1.04
  June                        1.02                      1.03
  July                        1.04                      1.03
  Aug.                        1.03                      0.93
  Sep.                        1.04                      0.89
  Oct.                        1.06                      0.89
  Nov.                        1.08                      0.94
  Dec.                        1.10                      0.97

[END OF GRAPHICALLY REPRESENTED DATA]


The following chart illustrates average annual rates of return over selected time periods between December 31, 1926 and December 31, 1998 for different types of securities: common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and U.S. Treasury Bills. For comparison purposes, the Consumer Price Index is shown as a measure of inflation. The average annual returns shown in the chart reflect capital appreciation and assume the reinvestment of dividends and interest. No investment management fees or expenses, and no charges typically associated with deferred annuity products, are reflected. The information presented is merely a summary of past experience for unmanaged groups of securities and is neither an estimate nor guarantee of future performance. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

--------------------------------------------------------------------------------
The rates of return illustrated do not represent returns of Separate Account A. In addition, there is no assurance that the performance of the investment options will correspond to rates of return such as those illustrated in the chart.
--------------------------------------------------------------------------------

For a comparative illustration of performance results of the Options (which reflect The Hudson River Trust and Separate Account A charges), see "Investment performance" in the prospectus or the Trust prospectuses for The Hudson River Trust and EQ Advisors Trust (which do not reflect Separate Account A charges).

--------------------------------------------------------------------------------
12
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
MARKET TRENDS:
ILLUSTRATIVE ANNUAL RATES OF RETURN
-----------------------------------------------------------------------------------------------------------------------
                                            LONG-TERM      LONG-TERM      INTERMEDIATE-     U.S.
FOR THE FOLLOWING PERIODS      COMMON       GOVERNMENT     CORPORATE      TERM GOV'T.       TREASURY     CONSUMER
ENDING DECEMBER 31, 1998       STOCKS       BONDS          BONDS          BONDS             BILLS        PRICE INDEX
-----------------------------------------------------------------------------------------------------------------------
1 Year                         28.58%      13.06%         10.76%         10.21%             4.86%        1.80%
-----------------------------------------------------------------------------------------------------------------------
3 Years                        28.27        9.07           8.25           6.84              5.11         2.27
-----------------------------------------------------------------------------------------------------------------------
5 Years                        24.06        9.52           8.74           6.20              4.96         2.41
-----------------------------------------------------------------------------------------------------------------------
10 Years                       19.19        11.66          10.85          8.74              5.29         3.14
-----------------------------------------------------------------------------------------------------------------------
20 Years                       17.75        11.14          10.86          9.85              7.17         4.53
-----------------------------------------------------------------------------------------------------------------------
30 Years                       12.67        9.09           9.14           8.71              6.76         5.24
-----------------------------------------------------------------------------------------------------------------------
40 Years                       12.00        7.20           7.43           7.39              5.94         4.44
-----------------------------------------------------------------------------------------------------------------------
50 Years                       13.56        5.89           6.20           6.21              5.07         3.92
-----------------------------------------------------------------------------------------------------------------------
60 Years                       12.49        5.43           5.62           5.50              4.26         4.19
-----------------------------------------------------------------------------------------------------------------------
Since 12/31/26                 11.21        5.29           5.78           5.32              3.78         3.15
-----------------------------------------------------------------------------------------------------------------------
Inflation Adjusted Since 1926  7.82         2.08           2.55           2.11              0.62          --
-----------------------------------------------------------------------------------------------------------------------

SOURCE: Ibbotson, Roger G., and Rex A. Sinquefield, Stocks, Bonds, Bills, and Inflation (SBBI), 1982, updated in Stocks, Bonds, Bills and Inflation 1999 Yearbook(TM) Ibbotson Associates, Inc., Chicago. All rights reserved.

COMMON STOCKS (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

LONG-TERM GOVERNMENT BONDS -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.

LONG-TERM CORPORATE BONDS -- For the period 1969-1998, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers Index was backdated using Salomon Brothers monthly yield data and a methodology similar to that used by Salomon Brothers for 1969-1998; for the period 1927-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

INTERMEDIATE-TERM GOVERNMENT BONDS--Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. TREASURY BILLS -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

INFLATION -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the contracts.

There are no financial statements for Separate Account A as the contracts offered under the prospectus and SAI are being offered for the first time as of the date of the prospectus and SAI [to be filed by amendment].

                                     PART C

                               OTHER INFORMATION
                               -----------------


Item 24.  Financial Statements and Exhibits
          ---------------------------------

          (a)  Financial Statements included in Part B.*

          (b)  Exhibits.

The following exhibits are filed herewith:

          1. (a) Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated herein by reference to Exhibit No. 1(a) to Registration Statement File No. 2-30070, originally filed on October 27, 1987, refiled electronically on July 10, 1998.

               (b) Resolutions of the Board of Directors of Equitable dated October 16, 1986 authorizing the reorganization of Separate Accounts A, C, D, E, J and K into one continuing separate account, incorporated herein by reference to Exhibit No. 1(b) to Registration Statement File No. 2-30070 on Form N-4, originally filed on April 24, 1995, refiled electronically on July 10, 1998.

          2.   Not applicable.

          3. (a) Sales Agreement, dated as of July 22, 1992, among Equitable, Separate Account A and Equitable Variable Life Insurance Company, as principal underwriter for the Hudson River Trust, incorporated herein by reference to Exhibit 3(b) to Registration Statement No. 2-30070, originally filed on April 26, 1993, refiled electronically on July 10, 1998.



*    To be filed by amendment.

               (b) Distribution and Servicing Agreement among Equico Securities, Inc. (now EQ Financial Consultants, Inc.) Equitable and Equitable Variable Life Insurance Company, dated as of May 1, 1994, incorporated herein by reference to
                    Exhibit 3(c) to Registration Statement No. 2-30070 originally filed February 14, 1995, refiled electronically on July 10, 1998.

               (c) Distribution Agreement dated as of January 1, 1995 by and between The Hudson River Trust and Equico Securities, Inc. (now EQ Financial Consultants, Inc.), incorporated herein by reference to Exhibit 3(d) to Registration Statement No. 2-30070 originally filed on April 24, 1995, refiled electronically on July 10, 1998.

          4. (a) Form of Group Annuity Contract No. 1050-94IC, incorporated herein by reference to Exhibit No. 4(f) to Registration Statement No. 2-30070 originally filed on April 24, 1995, refiled electronically on July 10, 1998.

               (b) Forms of Group Annuity Certificate Nos. 94ICA and 94ICB, incorporated herein by reference to Exhibit No. 4(g) to Registration Statement No. 2-30070 originally filed on April 24, 1995, refiled electronically on July 10, 1998.

               (c) Forms of Endorsement nos. 94ENIRAI, 94 ENNQI and 94ENMVAI to contract no. 1050-94IC, incorporated herein by reference to Exhibit No. 4(h) to Registration Statement No. 2-30070 originally filed on April 24, 1995, refiled electronically on July 10, 1998.

               (d) Form of Supplementary Contract No. SC96MDSB, incorporated herein by reference to Exhibit No. 4(j) to Registration Statement No. 2-30070 filed on April 26, 1996.

               (e) Form of Endorsement for Standard Roth IRA Certificates, incorporated herein by reference to Exhibit 4(n) to Registration Statement on Form N-4. File No. 2-30070 filed June 9, 1998.

               (f) Form of Endorsement (No. 98ENIRAI) Applicable to IRA Certificates, incorporated herein by reference to Exhibit No. 4(q) to Registration Statement File No. 2-30070, filed May 4, 1999.

               (g) Form of EQUI-VEST Express Data Pages, Form No. 94ICA/(EQV EXP.)(8/99).

          5. (a) Forms of EQUI-VEST Tax Deferred Variable Individual Annuity Application Form #180-1009.

          6. (a) Copy of the Restated Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit No. 6(a) to the Registration Statement on Form N-4 (File No. 2-30070), filed April 28, 1997.

               (b) By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to Exhibit No. 6(b) to the Registration Statement on Form N-4 (File No. 2-30070) filed April 28, 1997.

          7.   Not applicable.

          8. Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc., incorporated by reference to the EQ Advisors Trust Registration Statement on Form N-1A (File Nos. 33-17217 and 811-07953).

          9.   Opinion and Consent of Counsel (to be filed by amendment).

          10.  (a)  Powers of Attorney.

               (b) Consent of PricewaterhouseCoopers LLP (to be filed by amendment).

          11.  Not applicable.

          12.  Not applicable.

          13. (a) Schedules for computation of Money Market Fund Yield quotations, incorporated herein by reference to Exhibit No. 13(a) to Registration Statement No. 2-30070 originally filed on April 28, 1994, refiled electronically on July 10, 1998.

               (b) Formulae for Determining "30-Day Yields" for EQUI-VEST Series Contracts Invested In One Investment Fund (Intermediate Government Securities, Quality Bond or High Yield) of The Hudson River Trust, incorporated herein by reference to Exhibit 13(b) to the Registration Statement No. 2-30070, originally filed on April 24, 1995, refiled electronically on July 10, 1998.

               (c) Separate Account A Performance Values Worksheets One-Year Standardized Performance, incorporated herein by reference to Exhibit 13(c) to the Registration Statement No. 2-30070 originally filed on April 28, 1994, refiled electronically on July 10, 1998.

Item 25: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS



Francoise Colloc'h                          Director
AXA
23, Avenue Matignon
75008 Paris, France

Henri de Castries                           Director
AXA
23, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020

Denis Duverne                               Director
AXA
23, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Rhone-Poulenc S.A.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                           Director
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA 70125

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                             Director
Harris Corporation
1025 NASA Boulevard
Melbourne, FL 32919

John H.F. Haskell, Jr.                      Director
SBC Warburg Dillon Read LLC
535 Madison Avenue
New York, NY 10028

Mary R. (Nina) Henderson                    Director
CPC Specialty Markets Group
CPC International Plaza
P.O. Box 8000
Englewood Cliffs, NJ 07632-9976

W. Edwin Jarmain                            Director
Jarmain Group Inc.
121 King Street West
Suite 2525
Toronto, Ontario M5H 3T9,
Canada

George T. Lowy                              Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Didier Pineau-Valencienne                   Director
Schneider S.A.
64-70 Avenue Jean-Baptiste Clement
92646 Boulogne-Billancourt Cedex
France

George J. Sella, Jr.                        Director
P.O. Box 397
Newton, NJ 07860

Peter J. Tobin                              Director
St. John's University
8000 Utopia Parkway
Jamaica, NY  11439

Dave H. Williams                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

OFFICER-DIRECTORS
-----------------

*Michael Hegarty                            President, Chief Operating
                                            Officer and Director

*Edward D. Miller                           Chairman of the Board,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and Chief Information Officer

*Harvey Blitz                               Senior Vice President


*Kevin R. Byrne                             Senior Vice President and Treasurer

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*Robert E. Garber                           Executive Vice President and
                                            General Counsel

*Jerome S. Golden                           Executive Vice President

 James D. Goodwin                           Vice President

*Edward J. Hayes                            Senior Vice President

*Mark A. Hug                                Senior Vice President

*Donald R. Kaplan                           Vice President and Chief Compliance
                                            Officer and Associate General
                                            Counsel

*Michael S. Martin                          Executive Vice President and Chief
                                            Marketing Officer

*Douglas Menkes                             Senior Vice President and
                                            Corporate Actuary

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary
                                            and Associate General Counsel

*Samuel B. Shlesinger                       Senior Vice President

*Richard V. Silver                          Senior Vice President and Deputy
                                            General Counsel

*Jose Suquet                                Senior Executive Vice President and
                                            Chief Distribution Officer

*Naomi Weinstein                            Vice President

*Maureen K. Wolfson                         Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

         Separate Account A of The Equitable Life Assurance Society of the United States (the "Separate Account") is a separate account of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

         The largest stockholder of the Holding Company is AXA which as of March 31, 1999 beneficially owned 58.3% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)

    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (41.8%) (See Addendum B(1) for subsidiaries)

    The Equitable Life Assurance Society of the United States (1859) (New York) (a)(b)

              The Equitable of Colorado, Inc. (l983) (Colorado)

              EVLICO, INC. (1995) (Delaware)

              EVLICO East Ridge, Inc. (1995) (California)

              GP/EQ Southwest, Inc. (1995) (Texas)

              Franconom, Inc. (1985) (Pennsylvania)

              Frontier Trust Company (1987) (North Dakota)

              Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

              Equitable Deal Flow Fund, L.P.

                   Equitable Managed Assets (Delaware)

              EREIM LP Associates (99%)

                   EML Associates, L.P. (19.8%)


              Alliance Capital Management L.P. (2.7% limited partnership interest)

              ACMC, Inc. (1991) (Delaware)(s)

                   Alliance Capital Management L.P. (1988) (Delaware) (39.3% limited partnership interest)

              EVCO, Inc. (1991) (New Jersey)

              EVSA, Inc. (1992) (Pennsylvania)

              Prime Property Funding, Inc. (1993) (Delaware)

              Wil Gro, Inc. (1992) (Pennsylvania)

              Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)

(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)

         Fox Run, Inc. (1994) (Massachusetts)

         STCS, Inc. (1992) (Delaware)

         CCMI Corporation (1994) (Maryland)

         FTM Corporation (1994) (Maryland)

         Equitable BJVS, Inc. (1992) (California)

         Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

         Camelback JVS, Inc. (1995) (Arizona)

         ELAS Realty, Inc. (1996) (Delaware)

         100 Federal Street Realty Corporation (Massachusetts)

         Equitable Structured Settlement Corporation (1996) (Delaware)

         Prime Property Funding II, Inc. (1997) (Delaware)

         Sarasota Prime Hotels, Inc. (1997) (Florida)

         ECLL, Inc. (1997) (Michigan)



         Equitable Holdings LLC (1997) (New York) (into which Equitable Holding Corporation was merged in 1997)
              EQ Financial Consultants, Inc. (l97l) (Delaware) (a) (b)

              ELAS Securities Acquisition Corp. (l980) (Delaware)

              100 Federal Street Funding Corporation (Massachusetts)

              EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

              Equitable Casualty Insurance Company (l986) (Vermont)

              EREIM LP Corp. (1986) (Delaware)

                   EREIM LP Associates (1%)

                        EML Associates (.02%)

              Six-Pac G.P., Inc. (1990) (Georgia)


              Equitable Distributors, Inc. (1988) (Delaware) (a)


(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)
         Equitable Holdings, LLC (cont.)

              Equitable JVS, Inc. (1988) (Delaware)

                   Astor/Broadway Acquisition Corp. (1990) (New York)

                   Astor Times Square Corp. (1990) (New York)

                   PC Landmark, Inc. (1990) (Texas)

                   Equitable JVS II, Inc. (1994) (Maryland)


                   EJSVS, Inc. (1995) (New Jersey)

              Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
              EHC) (Delaware) (34.4%) (See Addendum B(1) for subsidiaries)

              JMR Realty Services, Inc. (1994) (Delaware)

              Equitable Investment Corporation (l97l) (New York)


                   Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

                   Equitable JV Holding Corporation (1989) (Delaware)

                   Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

                   Equitable Capital Management Corporation (l985)
                   (Delaware) (b)
                      Alliance Capital Management L.P. (1988)
                      (Delaware) (14.8% limited partnership interest)

                   EQ Services, Inc. (1992) (Delaware)

                   EREIM Managers Corp. (1986) (Delaware)

                      ML/EQ Real Estate Portfolio, L.P.

                          EML Associates, L.P.

                   (a) Registered Broker/Dealer (b) Registered Investment
                   Advisor

                 ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                            ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDINGS, LLC
                       HAVING MORE THAN FIVE SUBSIDIARIES

            -------------------------------------------------------

EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988)
      (Massachusetts)
      EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)

      EquiSource of Puerto Rico, Inc. (1997) (Puerto Rico)

      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

                      ------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
              Wood, Struthers & Winthrop Management Corp. (1985)
              (Delaware) (b)
         Autranet, Inc. (1985) (Delaware) (a)
         DLJ Real Estate, Inc.
         DLJ Capital Corporation (b)
         DLJ Mortgage Capital, Inc. (1988) (Delaware)
         Column Financial, Inc. (1993) (Delaware) (50%)

Alliance Capital Management Corporation (as general partner) (b) has the following subsidiaries:

         Alliance Capital Management L.P. (1988) (Delaware) (b)
              Alliance Capital Management Corporation of Delaware, Inc.
             (Delaware)
                   Alliance Fund Services, Inc. (Delaware) (a)
                   Alliance Fund Distributors, Inc. (Delaware) (a) Alliance Capital Oceanic Corp. (Delaware)
                   Alliance Capital Management Australia Pty. Ltd.
                   (Australia)
                   Meiji - Alliance Capital Corp. (Delaware) (50%) Alliance Capital (Luxembourg) S.A. (99.98%)
                   Alliance Eastern Europe Inc. (Delaware)
                   Alliance Barra Research Institute, Inc. (Delaware)
                   (50%)
                   Alliance Capital Management Canada, Inc. (Canada)
                   (99.99%)
                   Alliance Capital Management (Brazil) Llda
                   Alliance Capital Global Derivatives Corp. (Delaware) Alliance International Fund Services S.A. (Luxembourg)
                   Alliance Capital Management (India) Ltd. (Delaware) Alliance Capital Mauritius Ltd.
                   Alliance Corporate Finance Group, Incorporated
                   (Delaware)
                        Equitable Capital Diversified Holdings, L.P. I Equitable Capital Diversified Holdings, L.P. II
                   Curisitor Alliance L.L.C. (Delaware)
                        Curisitor Holdings Limited (UK)
                        Alliance Capital Management (Japan), Inc.
                        Alliance Capital Management (Asia) Ltd.
                        Alliance Capital Management (Turkey), Ltd.
                        Cursitor Alliance Management Limited (UK)

             (a) Registered Broker/Dealer      (b) Registered Investment Advisor

                               AXA GROUP CHART

The information listed below is dated as of January 1, 1999; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.

                  AXA INSURANCE AND REINSURANCE BUSINESS HOLDING

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------
AXA Assurances IARD               France         100% by AXA France Assurance

AXA Assurances Vie                France         88.1% by AXA France Assurance
                                                 and 11.9% by AXA Collectives

AXA Courtage IARD                 France         100% by AXA France Assurance
                                                 and AXA Global Risks

AXA Conseil Vie                   France         100% by AXA France Assurance

AXA Conseil IARD                  France         100% by AXA France Assurance

AXA Direct                        France         100% by AXA

Direct Assurances IARD            France         100% by AXA Direct

Direct Assurances Vie             France         100% by AXA Direct

Tellit Vie                        Germany        100% by AKA-CKAG

Axiva                             France         100% by AXA France Assurance
                                                 and AXA Conseil Vie

Juridica                          France         100% by AXA France Assurance

AXA Assistance France             France         100% by AXA Assistance SA

AXA Collectives                   France         AXA France Assurance, AXA
                                                 Assurances IARD and AXA
                                                 Courtage IARD Mutuelle

Societe Beaujon                   France         100% by AXA

Lor Finance                       France         99.3% by AXA

Jour Finance                      France         100% by AXA Conseil and
                                                 by AXA Assurances IARD

Financiere 45                     France         99.8% by AXA

Mofipar                           France         99.9% by AXA

NSM Vie                           France         40.1% by AXA France Assurance

Saint Georges Re                  France         100% by France Assurance

AXA Global Risks                  France         100% owned by AXA France
                                                 Assurance, AXA Courtage
                                                 Assurance Mutuelle, and AXA
                                                 Assurances IARD Mutuelle

Argovie                           France         94% by Axiva

AXA Assistance SA                 France         76.8% by AXA and 23.2% by AXA
                                                 France Assurance

S.P.S. Reassurance                France         69.9% by AXA Reassurance

AXA Participations                France         50% by AXA, 25% by AXA Global
                                                 Risks and 25% by AXA Courtage
                                                 IARD

Colisee Excellence                France         100% by Financiere Mermoz

Financiere Mermoz                 France         100% by AXA

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Assistance SA                 France         76.8% by AXA and 23.2% by AXA
                                                 France Assurance

S.P.S. Reassurance                France         69.9% by AXA Reassurance

AXA Participations                France         50% by AXA, 25% by AXA Global
                                                 Risks and 25% by AXA Courtage
                                                 IARD

Colisee Excellence                France         100% by Financiere Mermoz

Financiere Mermoz                 France         100% by AXA

AXA France Assurance              France         100% by AXA

Thema Vie                         France         99.6% by Axiva

AXA-Colonia Konzern AG (AXA-
CKAG)                             Germany        39.7% by Vinci BV, 25.6% by
                                                 Kolnische Verwaltungs and
                                                 9.4% by AXA

Finaxa Belgium                    Belgium        100% by AXA

AXA Belgium                       Belgium        86.1% by Royale Belge and 13.9%
                                                 by Parcolvi

De Kortrijske Verzekering         Belgium        99.8% by AXA Belgium

Juris                             Belgium        100% owned by AXA Belgium

Royale Belge                      Belgium        51.2% by AXA Holdings Belgium,
                                                 44.5% by AXA and 3.2% by AKA
                                                 Global Risks

Royale Belge 1994                 Belgium        97.8% by Royale Belge and 2%
                                                 by UAB

UAB                               Belgium        100% by Royale Belge

Ardenne Prevoyante                Belgium        99.4% by Royale Belge

GB Lex                            Belgium        55% by Royale Belge, 25% by
                                                 Royale Belge 1994, 10% by
                                                 Juridica and 10% by AXA
                                                 Conseil IARD

Royale Belge Re                   Belgium        100% by Royale Belge

Parcolvi                          Belgium        100% by Vinci Belgium Holding
                                                 BV

Vinci Belgium                     Belgium        99.5% by Vinci BV

Finaxa Luxembourg                 Luxembourg     100%


AXA Assurance IARD Luxembourg     Luxembourg     100% by AXA Holding Luxembourg

AXA Assurance Vie Luxembourg      Luxembourg     100% by AXA Holding Luxembourg

Royale UAP                        Luxembourg     100% by AXA Holding Luxembourg

Paneurolife                       Luxembourg     90% by different companies of
                                                 the AXA Group

Paneurore                         Luxembourg     100% by different companies of
                                                 the AXA Group

Crealux                           Luxembourg     100% by Royale Belge

Futur Re                          Luxembourg     100% by AXA Global Risks

AXA Holding Luxembourg            Luxembourg     100% by Royale Belge

AXA Aurora                        Spain          30% owned by AXA and 40%
                                                 by AXA Participations

Reaseguros Aurora Vida SA de      Spain          97% owned by Aurora Iberica SA
Seguros y Reaseguros                             de Seguros y Reaseguros and
                                                 1.5% by AXA

Hilo Direct Seguros y Reaseguros  Spain          71.4% by AXA Aurora

Ayuda Legal                       Spain          88% by AXA Aurora Iberica SA de
                                                 Seguros y Reaseguros and 12% by
                                                 Aurora Vida

AXA Aurora Iberica SA de          Spain          99.8% by AXA Aurora
Seguros y Reaseguros

AXA Assicurazioni                 Italy          83.7% owned by AXA, 12% by
                                                 Grupo UAP Italiana, 2.2% by
                                                 AXA Conseil Vie and 2.1%
                                                 by AXA Collectives

Eurovita                          Italy          30% owned by AXA Assicurazioni,
                                                 19% by AXA Conseil Vie and 19%
                                                 by AXA Collectives

Gruppo UAP Italia (GUI)           Italy          97% by AXA Participations and
                                                 3% by AXA Collectives

UAP Vita                          Italy          62% by AXA

Allsecures Vita                   Italy          100% by AXA

AXA Equity & Law Plc              U.K.           99.9% by AXA

AXA Equity & Law Life             U.K.           100% by Sun Life Holdings Plc
Assurance Society

Sun Life lle de Man               U.K.           100% owned by Sun Life
                                                 Assurance

AXA Global Risks                  U.K.           51% owned by AXA Global
                                                 Risks (France) and 49% by
                                                 AXA Courtage IARD

Sun Life and Provincial           U.K.           71.6% by AXA and AXA
Holdings (SLPH)                                  Equity & Law Plc

Sun Life Corporation Plc          U.K.           100% by AXA Sun Life Holdings
                                                 Plc

Sun Life Assurance Society Plc    U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Provincial Insurance          U.K.           100% by SLPH

English & Scottish                U.K.           100% by AXA UK

AXA UK                            U.K.           100% by AXA

Servco                            U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Sun Life Plc                  U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Leven                         The Nether-    100% by Nieuw Rotterdam
                                  lands          Verzekeringen

AXA Nederland BV                  The Nether-    55.4% by Royale Belge and 38.9%
                                  lands          by Gelderland BV

UNIROBE Groep BV                  The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding

AXA Levensverzekeringen           The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

AXA Schade                        The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

Societe Generale d'Assistance     The Nether-    100% by AXA Assistance Holding
                                  lands

Gelderland BV                     The Nether-    100% by Royale Belge
                                  lands

AXA Zorg                          The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

Vinci BV                          The Nether-    100% by AXA
                                  lands

AXA Portugal Companhia de         Portugal       96.2% by different companies
Serguros SA                                      of the AXA Group

AXA Portugal Companhia de         Portugal       87.6% by AXA Conseil Vie and
Serguros de Vida SA                              7.5% by AXA Participations

AXA Compagnie d' Assurances       Switzerland    100% by AXA Participations

AXA Compagnie d' Assurances       Switzerland    95% by AXA Participations
sur la Vie

AXA Al Amane Assurances           Morocco        52% by AXA Participations and
                                                 15% by Empargne Croissance

AXA Canada Inc.                   Canada         100% by AXA

Empargne Croissance               Morocco        99.3% by AXA Al Amane
                                                 Assurances

Colonia Nordstern Leben           Germany        50% by AXA-CKAG and 50% by
                                                 Colonia Nordstern Versicherungs

Kolnische Verwaltungs             Germany        67.7% by Vinci BV, 23% by AXA
                                                 Colonia Konzern AG and 8.8% by
                                                 AXA

Sicher Direkt Versicherung        Germany        50% by AXA Direct and 50% by
                                                 AXA-CKAG

AXA Colonia Krankenversicherung   Germany        51% by AXA-CKAG, 39.6% by AXA
                                                 Colonia Lebenversicherung and
                                                 12% by Deutsche
                                                 Arzleversicherung

Colonia Nordstern Versicherungs   Germany        100% by AXA-CKAG

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA non life Insurance Cy. Ltd.   Japan          100% by AXA Direct

AXA Life Insurance                Japan          100% by AXA

Dongbu AXA Life                   Korea          50% by AXA
Insurance Co. Ltd.

Sime AXA Berhad                   Malaysia       30% owned by AXA and
                                                 AXA Reassurance

AXA Insurance Investment          Singapore      88.7% by AXA and 11.41% by AXA
Holdings Pte Ltd                                 Courtage IARD

AXA Life Insurance                Singapore      100% owned by AXA

AXA Insurance                     Hong Kong      82.5% owned by AXA Investment
                                                 Holdings Pte Ltd and 17.5%
                                                 by AXA

National Mutual Asia Ltd          Hong Kong      53.8% by National Mutual
                                                 Holdings, Ltd and 20% by Detura

The Equitable Companies           U.S.A.         43% by AXA, Financiere 45
Incorporated                                     3.2%, Lorfinance 6.4%, AXA
                                                 Equity & Law Life Association
                                                 Society 4.1% and AXA
                                                 Reassurance 2.9% and 0.4% by
                                                 Societe Beaujon

The Equitable Life Assurance      U.S.A.         100% owned by The Equitable
Society of the United States                     Companies Incorporated
(ELAS)

National Mutual Holdings Ltd      Australia      42.1% by AXA and 8.9% by
                                                 AXA Equity & Law Life
                                                 Assurance Society

The National Mutual Life          Australia      100% owned by National Mutual
Association of Australasia                       Holdings Ltd

National Mutual International     Australia      100% owned by National Mutual
                                                 Holdings Ltd

Australian Casualty & Life Ltd    Australia      100% owned by National Mutual
                                                 Holdings Ltd

National Mutual Health            Australia      100% owned by National Mutual
Insurance Pty Ltd                                Holdings Ltd

Detura                            Hong Kong      75% by National Mutual Holdings

AXA Insurance Pte Ltd             Singapore      100% by AXA Insurance
                                                 Investment Holdings Pte Ltd

AXA Reinsurance Asia Pte Ltd      Singapore      100% by AXA Reassurance

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Reassurance                   France         100% owned by AXA, AXA
                                                 Assurances IARD and AXA Global
                                                 Risks

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100% by AXA

AXA Reinsurance U.K. Plc          U.K.           100% owned by AXA Re U.K.
                                                 Holding

AXA Re U.K. Company Limited       U.K.           100% owned by AXA Reassurance

AXA Reinsurance Company           U.S.A.         100% owned by AXA America


AXA America                       U.S.A.         100% owned by AXA Reassurance

AXA Gobal Risks US                U.S.A.         96.4% by AXA Global Risks and
                                                 3.6% by Colonia Nordstern
                                                 Versicherungs AG

AXA Re Life Insurance Company     U.S.A.         100% owned by AXA America

C.G.R.M.                          Monaco         100% owned by AXA Reassurance

Nordstern Colonia Osterreich      Austria        88.5% by Colonia Nordstern
                                                 Versicherungs and 11.5% by
                                                 Colonia Nordstern Leben

Royale Belge International        Belgium        100% by Royale Belge
                                                 Investissement

AXA Holding Belgium               Belgium        75% by AXA, 17.7% by AXA Global
                                                 Risks and 7.4% by Various
                                                 Companies of the Group

Assurances de la Poste            Belgium        50% by Royale Belge

Assurances de la Poste Vie        Belgium        50% by Royale Belge

AXA Asset Management LTD          U.K.           91% by AXA Investment Managers
                                                 and 9% by National Mutual
                                                 Funds Management

AXA Sun Life Holdings Plc         U.K.           100% by SLPH

                             AXA FINANCIAL BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Compagnie Financiere de Paris     France         100% AXA and the Mutuelles
(C.F.P.)

AXA Banque                        France         98.7% owned by Compagnie
                                                 Financiere de Paris

AXA Credit                        France         65% owned by Compagnie
                                                 Financiere de Paris

AXA Gestion FCP                   France         100% owned by AXA Investment
                                                 Managers Paris

Sofapi                            France         100% owned by Compagnie
                                                 Financiere de Paris

Soffim Holding                    France         100% owned by Compagnie
                                                 Financiere de Paris

Sofinad                           France         100% by Compagnie
                                                 Financiere de Paris

Banque des Tuileries              France         100% by Compagnie
                                                 Financiere de Paris

Banque de marches et d'arbitrage  France         18.5% by AXA and 8.2% by AXA
                                                 Courtage IARD

AXA Investment Managers           France         100% by various companies

AXA Investment Managers Paris     France         100% owned by AXA Investment
                                                 Managers

Colonia Bausbykasse               Germany        66.7% by AXA-CKAG and 31.1% by
                                                 Colonia Nordstern Leben

Banque IPPA                       Belgium        99.9% by Royale Belge

Royal Belge Investissement        Belgium        100% by Royale Belge

ANHYP                             Belgium        98.8% by Royale Belge

AXA Sun Life Asset Management     U.K.           66.7% owned by SLPH and 33.3%
                                                 by AXA Asset Management Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Alliance Capital Management       U.S.A.         57.7% held by ELAS

Donaldson Lufkin & Jenrette       U.S.A.         70.9% owned by Equitable
                                                 Holdings Corp. and ELAS

National Mutual Funds             Australia      100% owned by National
Management (Global) Ltd                          Mutual Holdings Ltd

                            AXA REAL ESTATE BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

S.G.C.I.                          France         100% by AXA

Transaxim                         France         100% owned by Compagnie
                                                 Parisienne de Participations

Compagnie Parisienne de           France         100% owned by Sofinad
Participations (C.P.P.)

Monte Scopeto                     France         100% owned by Compagnie
                                                 Parisienne de Participations

Colisee Jeuneurs                  France         99.9% by Colisee Suresnes

Colisee Delcasse                  France         100% by Colisee Suresnes

Colisee Victoire                  France         99.7% by S.G.C.I.

Colisee Suresnes                  France         100% by Various Companies and
                                                 the Mutuelles

Colisee 21 Matignon               France         99.4% by S.G.C.I. and 0.6% by
                                                 AXA

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Colisee Saint Georges             France         100% by SGCI

AXA Millesimes                    France         92.9% owned by AXA and the
                                                 Mutuelles

AXA Immobiller                    France         100% by AXA

                               OTHER AXA BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                                     NOTES
                                     -----

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except: (a) The Equitable Companies Incorporated's 41.8% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holdings, LLC's
     34.4% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; and (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.

4. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                             The Hudson River Trust
                               EQ Advisors Trust
                               Separate Accounts

5.   This chart was last revised on March 15, 1999.

Item 27. Number of Contractowners

         Currently, there are no holders of the contracts to be offered.


Item 28. Indemnification

         Indemnification of Principal Underwriter

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equitable Distributors, Inc. has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Equitable Distributors, Inc.

         Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters

         (a) EQ Financial Consultants, Inc. ("EQ Financial"), a wholly owned subsidiary of Equitable, is the principal underwriter for Separate Account A, Separate Account No. 301, Separate Account I and Separate Account FP. EQ Financial's principal business address is 1290 Avenue of the Americas, New York, NY 10104.

         (b) Set forth below is certain information regarding the directors and principal officers of EQ Financial. The business address of the persons whose names are preceded by an asterisk is that of EQ Financial.

NAME AND PRINCIPAL                     POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                       (EQ FINANCIAL CONSULTANTS)
----------------                       --------------------------

*Michael S. Martin                     Chairman of the Board and Director

*Richard J. Matteis                    Vice Chairman of the Board and Director

*Michael F. McNelis                    President, Chief Operating Officer
                                       and Director

*Martin J. Telles                      Executive Vice President and Chief
                                       Marketing Officer

*Derry E. Bishop                       Executive Vice President and Director

*Harvey E. Blitz                       Executive Vice President and Director

*Michael J. Laughlin                   Director

*Richard V. Silver                     Director

*Mark R. Wutt                          Director

*William J. Green                      Executive Vice President

 Edward J. Hayes                       Executive Vice President
 200 Plaza Drive
 Secaucus, NJ 07096

*Craig A. Junkins                      Executive Vice President

*Peter D. Noris                        Executive Vice President

*Mark A. Silberman                     Senior Vice President and Chief
                                       Financial Officer

Stephen T. Burnthall                   Senior Vice President
6435 Shiloh Road
Suite A
Alpharetta, GA 30005

Richard Magaldi                        Senior Vice President
6435 Shiloh Road
Suite A
Alpharetta, GA 30005

*Theresa A. Nurge-Alws                 Senior Vice President

*Donna M. Dazzo                        First Vice President

*Robin K. Murray                       First Vice President

*Michael Brzozowski                    Vice President and Compliance Director

*Marie D. Godolsky                     Vice President and Controller

*Janet E. Hannon                       Secretary

*Linda J. Galasso                      Assistant Secretary

         (c) Not Applicable

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The contract files will be kept at Vantage Computer System, Inc., 301
W. 11th Street, Kansas City, Mo. 64105.


Item 31. Management Services

         Not applicable.


Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the respective Certificates. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Certificates include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all certificates sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any Certificate or prospectus, or otherwise.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 23rd day of June, 1999.



                                           SEPARATE ACCOUNT A OF
                                           THE EQUITABLE LIFE ASSURANCE SOCIETY
                                           OF THE UNITED STATES
                                                    (Registrant)

                                           By: The Equitable Life Assurance
                                               Society of the United States
                                                    (Depositor)

                                           By: /s/ Naomi J. Weinstein
                                              ---------------------------------
                                              Naomi J. Weinstein
                                              Vice President,
                                              The Equitable Life Assurance
                                              Society of the United States

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 23rd day of June, 1999.


                                           THE EQUITABLE LIFE ASSURANCE SOCIETY
                                           OF THE UNITED STATES
                                                      (Depositor)


                                           By: /s/ Naomi J. Weinstein
                                              ---------------------------------
                                              Naomi J. Weinstein
                                              Vice President,
                                              The Equitable Life Assurance
                                              Society of the United States


         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

Michael Hegarty                            President, Chief Operating Officer
                                           and Director

Edward D. Miller                           Chairman of the Board, Chief
                                           Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

Stanley B. Tulin                           Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel                      Senior Vice President and Controller
------------------------
Alvin H. Fenichel

June 23, 1999

DIRECTORS:

Francoise Colloc'h       Donald J. Greene             George T. Lowy
Henri de Castries        John T. Hartley              Edward D. Miller
Joseph L. Dionne         John H.F. Haskell, Jr.       Didier Pineau-Valencienne
Denis Duverne            Michael Hegarty              George J. Sella, Jr.
Jean-Rene Fourtou        Mary R. (Nina) Henderson     Peter J. Tobin
Norman C. Francis        W. Edwin Jarmain             Stanley B. Tulin
                                                      Dave H. Williams



By: /s/ Naomi J. Weinstein
   ------------------------
        Naomi J. Weinstein
        Attorney-in-Fact

June 23, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                                                   TAG VALUE
-----------                                                   ---------

    4.(g)    Form of data pages for EQUI-VEST Express
             No. 94ICA/B(8/99)                                EX-99.4g

    5.(a)    Form of Application                              EX-99.5a

   10.(a)    Powers of Attorney                               EX-99.10a